As filed with the Securities and Exchange Commission on June 20, 1997
                                                      Registration No. 333-15937
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                -----------------

                           MONTEREY HOMES CORPORATION
             (Exact name of registrant as specified in its charter)

Maryland                                     1531                          86-0611231
                                      -----------------
(State or other jurisdiction       (Primary Standard Industrial       (I.R.S. Employer
of incorporation or organization)  Classification Code Number)        Identification Number)

                                -----------------
                      6613 North Scottsdale Road, Suite 200
                            Scottsdale, Arizona 85250
                                 (602) 998-8700
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                ----------------
                                  Larry W. Seay
                   Vice President and Chief Financial Officer
                           Monterey Homes Corporation
                      6613 North Scottsdale Road, Suite 200
                            Scottsdale, Arizona 85250
                                 (602) 998-8700
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                -----------------
                                   Copies to:

                                Steven D. Pidgeon
                              Snell & Wilmer L.L.P.
                               One Arizona Center
                                400 E. Van Buren
                           Phoenix, Arizona 85004-0001
                                 (602) 382-6000

                                ----------------

Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED June 20, 1997

                                   PROSPECTUS

                           MONTEREY HOMES CORPORATION

                         256,345 SHARES OF COMMON STOCK

                         ------------------------------

         This Prospectus relates to the offering from time to time by Monterey Homes Corporation, a Maryland corporation (the "Company"), of up to 256,345 shares, subject to adjustment under certain antidilution provisions (the "Shares"), of its common stock, par value $.01 per share (the "Common Stock"), upon the exercise of 212,398 warrants (the "Warrants"). In connection with the merger (the "Merger"), effective December 31, 1996, of Monterey Homes
Construction II, Inc., an Arizona corporation ("MHC II"), and Monterey Homes Arizona II, Inc., an Arizona corporation ("MHA II" and collectively with MHC II, the "Monterey Entities" or "Monterey"), with and into Homeplex Mortgage Investments Corporation, a Maryland corporation ("Homeplex"), with Homeplex surviving and changing its name to Monterey Homes Corporation, warrants of Monterey that were previously outstanding were converted into the Warrants. See "Prospectus Summary -- The Merger" and "The Merger." The Shares obtainable upon exercise of the Warrants and covered by this Prospectus are subject to adjustment under certain antidilution provisions and may be increased or decreased in accordance with such provisions. The Warrants became exercisable on the effective date of the Merger and will continue to be exercisable at any time on or prior to October 15, 2001 or such earlier date that the Warrants terminate in accordance with their terms. Each Warrant may be exercised for the purchase of 1.2069 shares of Common Stock at an exercise price of $4.0634 per Warrant. The exercise price of the Warrants will be reduced to $3.4634 per Warrant, if during the eighteen months following the Merger the closing price of the Common Stock on the New York Stock Exchange (the "NYSE") does not exceed $9.00 per share for five consecutive trading days. See "Prospectus Summary," "The Merger - The Merger Consideration," and "Description of the Warrants."

         The Company will not receive any of the proceeds from the exercise of the Warrants. William W. Cleverly and Steven J. Hilton (the "Monterey Stockholders") will receive proceeds of $863,058, subject to adjustment pursuant to the antidilution provisions of the Warrants, if all of the Warrants are exercised. See "Prospectus Summary" and "The Merger - The Merger Consideration." The cost of registering the Shares is being borne by the Company.

         The Company's Common Stock is traded on the NYSE under the symbol "MTH." On June 13, 1997, the last sale price for the Common Stock as reported by the NYSE was $7 3/4 per share. See "Price of Common Stock and Dividend Policy."

         SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

         No dealer, salesman or any other person has been authorized to give any information or to make any representation other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.

         This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            The date of this Prospectus is ____________________,1997.

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----

Available Information .....................................................    4
Forward-looking Statements ................................................    4
Prospectus Summary ........................................................    5
Risk Factors ..............................................................    7
Current Events ............................................................   13
Use of Proceeds ...........................................................   13
The Merger ................................................................   14
Description of the Warrants ...............................................   21
Description of Common Stock ...............................................   23
Maryland Law and Certain Charter Provisions ...............................   24
Transfer Agent and Registrar ..............................................   26
Price of Common Stock and Dividend Policy .................................   26
Selected Financial and Operating Data .....................................   27
Management's Discussion and Analysis of Financial
         Condition and Results of Operations ..............................   28
Business of the Company ...................................................   38
Properties ................................................................   52
Legal Proceedings .........................................................   52
Legal Matters .............................................................   52
Experts ...................................................................   52
Index to Consolidated Financial Statements ................................  F-1

                              AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") Post- Effective Amendment No. 1 to a Registration Statement on Form S-4 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and securities offered hereby, reference is made to the Registration Statement.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, information statements, and other information with the Commission. The Registration Statement and the exhibits thereto, and the reports, proxy statements, information statements, and other information, filed by the Company with the Commission pursuant to the Exchange Act may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and can also be obtained electronically through the Commission's Electronic Data Gathering, Analysis and Retrieval system at the Commission's Web Site (http://www.sec.gov). The Company's Common Stock is listed on the NYSE and copies of the Registration Statement and the exhibits thereto, and of such reports, proxy statements, information statements, and other information, can also be inspected at the offices of the NYSE at 20 Broad Street, 17th Floor, New York, New York 10005.

                           FORWARD-LOOKING STATEMENTS

         This Prospectus contains forward-looking statements. Additional written or oral forward-looking statements may be made by the Company from time to time in filings with the Commission or otherwise. The words "believe," "expect," "anticipate," and "project," and similar expressions identify forward-looking statements, which speak only as of the date the statement was made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements may include, but not be limited to, projections of revenues, income or loss, home sales, housing permits, backlog, inventory, capital expenditures, plans for future operations, financing needs or plans, the impact of inflation, and plans relating to products or services of the Company, as well as assumptions relating to the foregoing. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

         Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Potential risks and uncertainties include such factors as the strength and competitive pricing environment of the single-family housing market, changes in the availability and pricing of residential mortgages, changes in the availability and pricing of real estate in the markets in which the Company operates, demand for and acceptance of the Company's products, the success of planned marketing and promotional campaigns, and the ability of the Company and acquisition candidates to successfully integrate their operations. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this Prospectus, including under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" below, describe additional factors, among others, that could contribute to or cause such differences.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus.

                                   The Merger

         Upon effectuation of the Merger on December 31, 1996, the Monterey Entities merged with and into Homeplex, with Homeplex surviving and changing its name to Monterey Homes Corporation. The Company also effected a one-for-three reverse stock split concurrent with the Merger.

         As consideration for the Merger, the Monterey Stockholders, who together owned 100% of the outstanding capital stock of the Monterey Entities, received 1,288,726 shares of Common Stock of the Company (the "Exchange
Shares"). Although all of the Exchange Shares were issued in the name of the Monterey Stockholders, the Company will hold approximately 16.5% of the Exchange Shares for release to holders of the Warrants upon exercise of the Warrants, and the Company will remit the exercise price paid upon such exercise to the Monterey Stockholders. Upon expiration of unexercised Warrants, the Company will distribute the Exchange Shares allocable to such unexercised Warrants to the Monterey Stockholders. The Monterey Shareholders are entitled to vote the Exchange Shares issued in their names but allocated to the Warrants, prior to the time the Warrants are exercised.

         In addition to the Exchange Shares, the Company has reserved for issuance 266,667 shares of Common Stock, subject to certain contingencies (the "Contingent Stock"). Approximately 16.5% or 43,947 shares of the Contingent Stock are allocable to the Warrants upon their exercise. When a Warrant is exercised, a portion of the Contingent Stock will be distributed to the exercising holder without additional consideration being paid therefor. The portion of the Exchange Shares and the Contingent Stock allocable to the Warrants constitute the Shares being offered hereunder. For more detailed information concerning the Merger and the Merger consideration, see "The Merger."

                             Business of the Company

         Prior to the Merger, the Company was engaged in the business of making short-term and intermediate-term mortgage loans on improved and unimproved real property ("Real Estate Loans") and owned mortgage assets. In 1993, the Company decided to shift its focus to making Real Estate Loans from the ownership of mortgage assets consisting of mortgage instruments, including residential mortgage loans and mortgage certificates representing interest in pools of residential mortgage loans ("Mortgage Instruments") and mortgage interests, commonly known as residual interests, representing the right to receive the net cash flows on Mortgage Instruments ("Mortgage Interests"). Substantially all of the Company's Mortgage Instruments and the Mortgage Instruments underlying the Company's Mortgage Interests currently secure or underlie mortgage-collateralized bonds, mortgage pass-through certificates, or other mortgage securities issued by various institutions.

         Prior to the Merger, the Company had elected to be taxed as a real estate investment trust ("REIT") pursuant to Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Company generally was not subject to tax on its income to the extent that it distributed at least 95 % of its taxable earnings to stockholders and maintained its qualification as a REIT. As part of the Merger, however, the Company discontinued its status as a REIT because it would no longer be able to meet certain tests with respect to the nature of its assets, share ownership and the amount of distributions, among other things, which are required to be met in order to qualify as a REIT. As a result, any future distributions to the Company's stockholders will not be deductible by the Company in computing its taxable income. In that regard, the Company's Board of Directors intends to retain earnings to finance the growth of the Company's business. The future payment of cash dividends, if any, will depend upon the financial condition, results of operations, and capital requirements of the Company, as well as other factors deemed relevant by the Board. See "Price of Common Stock and Dividend Policy."

         The Company's business has changed substantially as a result of the Merger. The Company is no longer engaged primarily in the business of making Real Estate Loans, but instead is engaged primarily in the homebuilding business -- the business engaged in by Monterey prior to the Merger.

         Monterey designs, builds, and sells single-family, move-up and semi-custom, luxury homes in the Phoenix and Tucson, Arizona metropolitan areas. Monterey achieved revenue growth from $20.4 million in 1991 to $86.8 million in 1996 and achieved pre-tax income of $6 million in 1996. Monterey attributes this growth principally to the market knowledge and experience of its management team and strong economic conditions in the Phoenix metropolitan area. For the year ended December 31, 1996, Monterey closed 307 homes generating revenues of $86.8 million and as of that date had a backlog of 120 homes under contract.

         The Company is a Maryland corporation headquartered in Scottsdale, Arizona. The Company's principal executive offices are located at 6613 North Scottsdale Road, Suite 200, Scottsdale, Arizona 85250, and its telephone number is (602) 998-8700.

         For additional information concerning the Company, see "Business of the Company" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                  The Offering


Securities Offered........  256,345  Shares  of  Common  Stock,   including  the
                            Contingent  Stock  issuable  upon  exercise  of  the
                            Warrants,   subject  to  adjustment   under  certain
                            antidilution provisions under the document governing
                            the Warrants.  The Shares are equal to approximately
                            5.6% of the outstanding Common Stock of the Company,
                            after giving  effect to the exercise of the Warrants
                            but not to the exercise or  conversion  of any other
                            stock options, convertible securities, or warrants.
Transfer Restrictions.....  Certain transfer restrictions apply to the ownership of Common  Stock of the  Company and will also apply
                            to the ownership of the Warrants.  See "The Merger -
                            Amendment to the Articles of Incorporation" and "The
                            Merger - NOL Carryforward" for a description of such
                            restrictions.
Warrants Outstanding......  212,398 Warrants are outstanding.

Common Stock Outstanding..  As of June 13,  1997,  4,580,611  shares  of  Common
                            Stock were outstanding.
Use of Proceeds...........  There will be no proceeds  to the  Company  from the sale of the Shares upon exercise of the Warrants. Upon the exercise of the Warrants, the Company will remit the exercise price of $4.0634 per Warrant (subject to adjustment), or aggregate gross proceeds of approximately $863,058 if all of the Warrants are exercised, to the Monterey Stockholders. See "Use of Proceeds" and "The Merger."
Description of Warrants:
Expiration of Warrants....  October  15,  2001 or such  earlier  date  that  the
                            Warrants terminate in accordance with their terms (the "Expiration Date").

Exercise..................  Each Warrant entitles the holder thereof to purchase
                            1.2069 shares of Common Stock (including the Contingent Stock issuable upon exercise of a Warrant) for $4.0634 (subject to adjustment as described herein). The Warrants may be exercised at any time on or prior to the Expiration Date.
Adjustments...............  The  number of  shares  of Common  Stock for which a
                            Warrant is exercisable and the purchase price thereof are subject to adjustment from time to time upon the occurrence of certain events, including, among other things, certain issuances of stock, options, or other securities, certain dividends and distributions, and certain subdivisions, combinations, and reclassifications of the Common Stock. A Warrant does not entitle the holder thereof to receive any dividends paid on Common Stock.

For additional information concerning the Warrants, see "The Merger - The Merger Consideration" and "Description of the Warrants." For additional information concerning the Shares, see "Description of Common Stock."


                                  RISK FACTORS

         The Company's future operating results and financial condition are dependent on the Company's ability to successfully design, develop, construct and sell homes that satisfy dynamic customer demand patterns. Inherent in this process are a number of factors that the Company must successfully manage in order to achieve favorable future operating results and financial condition. In addition, the price of the Company's Common Stock could be affected not only by such operating and financial conditions, but also by other factors. Potential risks and uncertainties that could affect the Company's future operating results and financial condition and the performance of its Common Stock include, without limitation, the factors discussed below.

         Restrictions on Transfer; Influence by Principal Stockholders. In order to preserve maximum utility of certain net operating loss carryforwards, the Company's charter, among other transfer limitations, precludes (i) any person from transferring such shares if the effect thereof would be to make any person or group an owner of 4.9% or more of the outstanding shares of Common Stock, or
(ii) an increase in the ownership position of any person or group that already owns 4.9% or more of such outstanding shares. As a result of the foregoing factors, Messrs. Cleverly and Hilton should have working control of the Company for the foreseeable future. One or more of the foregoing factors could delay or prevent a future change of control of the Company, which could depress the price of the Common Stock. In addition, such restrictions will also apply to the Warrants. Ownership of the Warrants will be aggregated with ownership of shares of Common Stock otherwise held by a holder of Warrants to determine if the allowable ownership percentage is exceeded. See "The Merger - Amendment to Articles of Incorporation" and "The Merger - NOL Carryforward."

         Possible Volatility of Stock Price. The market price of the Company's Common Stock could be subject to significant fluctuations in response to certain factors, such as, among others, variations in anticipated or actual results of operations of the Company or other companies in the homebuilding industry, changes in conditions affecting the economy generally, analysts' reports, and general trends in the industry, as well as other factors unrelated to the Company's operating results.

         Homebuilding Industry Factors. The homebuilding industry is cyclical and is significantly affected by changes in national and local economic and other conditions, such as employment levels, availability of financing, interest rates, consumer confidence and housing demand. Although the Company believes that its customers (particularly purchasers of luxury homes) are somewhat less price sensitive than generally is the case for other homebuilders, such uncertainties could adversely affect the Company's performance. In addition, homebuilders are subject to various risks, many of which are outside the control of the homebuilders, including delays in construction schedules, cost overruns, changes in government regulation, increases in real estate taxes and other local government fees, and availability and cost of land, materials, and labor. Although the principal raw materials used in the homebuilding industry generally are available from a variety of sources, such materials are subject to periodic price fluctuations. There can be no assurance that the occurrence of any of the foregoing will not have a material adverse effect on the Company.

         Customer demand for new housing also impacts the homebuilding industry. Real estate analysts predict that new home sales in the Phoenix metropolitan area may slow significantly during 1997 and 1998 and that such sales in the Tucson metropolitan area will remain relatively flat in 1997. Any such slowing in new home sales would have a material adverse affect on the Company's business and operating results.

         The homebuilding industry further is subject to the potential for significant variability and fluctuations in real estate values, as evidenced by the changes in real estate values in recent years in Arizona. Although the Company believes that its projects are currently reflected on its balance sheet at appropriate values, no assurance can be given that write-downs of some or all of the Company's projects will not occur if market conditions deteriorate, or that such write-downs will not be material in amount.

         Fluctuations in Operating Results. Monterey historically has experienced, and in the future the Company expects to continue to experience, variability in home sales and net earnings on a quarterly basis. Factors expected to contribute to this variability include, among others (i) the timing of home closings and land sales, (ii) the Company's ability to continue to acquire additional land or options to acquire additional land on acceptable terms, (iii) the condition of the real estate market and the general economy in Arizona and in other areas into which the Company may expand its operations, (iv) the cyclical nature of the homebuilding industry and changes in prevailing interest rates and the availability of mortgage financing,
(v) costs or shortages of materials and labor, and (vi) delays in construction schedules due to strikes, adverse weather conditions, acts of God or the availability of subcontractors or governmental restrictions. As a result of such variability, Monterey's historical financial performance may not be a meaningful indicator of the Company's future results.

         Expansion into Tucson Market. The Company began operations in the Tucson, Arizona area in April 1996. Such operations are in the early stage and, accordingly, there can be no assurance that the Company's Tucson operations will be successful.

         Interest Rates and Mortgage Financing. The Company believes that its customers (particularly purchasers of luxury homes) have been somewhat less sensitive to interest rates than many homebuyers. However, many purchasers of the Company's homes finance their acquisition through third-party lenders providing mortgage financing. In general, housing demand is adversely affected by increases in interest rates and housing costs and the unavailability of mortgage financing. If mortgage interest rates increase and the ability of prospective buyers to finance home purchases is consequently adversely affected, the Company's home sales, gross margins, and net income may be adversely impacted and such adverse impact may be material. In any event, the Company's homebuilding activities are dependent upon the availability and costs of mortgage financing for buyers of homes owned by potential customers so those customers ("move-up buyers") can sell their homes and purchase a home from the Company. Any limitations or restrictions on the availability of such financing could adversely affect the Company's home sales. Furthermore, changes in federal income tax laws may affect demand for new homes. From time to time, proposals have been publicly discussed to limit mortgage interest deductions and to eliminate or limit tax-free rollover treatment provided under current law where the proceeds of the sale of a principal residence are reinvested in a new principal residence. Enactment of such proposals may have an adverse effect on the homebuilding industry in general, and on demand for the Company's products in particular. No prediction can be made whether any such proposals will be enacted and, if enacted, the particular form such laws would take.

         Competition. The homebuilding industry is highly competitive and fragmented. Homebuilders compete for desirable properties, financing, raw materials, and skilled labor. The Company competes for residential home sales with other developers and individual resales of existing homes. The Company's competitors include large homebuilding companies, some of which have greater financial resources than the Company, and smaller homebuilders, who may have lower costs than the Company. Competition is expected to continue and become more intense and there may be new entrants in the markets in which the Company currently operates. Further, the Company will face a variety of competitors in other new markets it may enter in the future.

         Lack of Geographic Diversification; Limited Product Diversification. The Company's operations are presently localized in the metropolitan Phoenix, Arizona area, particularly in the City of Scottsdale. The Company began operations in Tucson, Arizona in April 1996. The Company currently operates in two primary market segments: the semi-custom, luxury market and the move-up buyer market. Failure to be geographically or economically diversified could have a material adverse impact on the Company if the homebuilding market in Arizona should decline, because there would not be a balancing opportunity in a healthier market in other geographic regions or market segments. In this regard, although housing permits in the Phoenix metropolitan area were at record levels during 1996, real estate analysts predict that new home sales will slow significantly during 1997 and 1998. Housing permits in the City of Scottsdale decreased moderately from 1995 to 1996. Housing permits in the Tucson metropolitan area have remained relatively flat from 1995 to 1996, and are expected to remain flat in 1997. In addition, the Company's limited product line could have an adverse impact on the Company compared to homebuilders who might have a variety of homes in different price ranges such that the results in one product line could offset changes in another. The Company is currently considering an acquisition that will expand its geographic markets. See "Current Events."

         Additional Financing; Limitations. The homebuilding industry is capital intensive and requires significant up-front expenditures to acquire land and begin development. Accordingly, the Company incurs substantial indebtedness to finance its homebuilding activities. At December 31, 1996 and March 31, 1997, the Company's liabilities totaled approximately $45,876,000 and $43,023,000, respectively. The Company may be required to seek additional capital in the form of equity or debt financing from a variety of potential sources, including bank financing and/or securities offerings. In addition, lenders are increasingly requiring developers to invest significant amounts of equity in a project both in connection with origination of new loans as well as the extension of existing loans. If the Company is not successful in obtaining sufficient capital to fund its planned capital and other expenditures, new projects planned or begun may be delayed or abandoned. Any such delay or abandonment could result in a reduction in home sales and may adversely affect the Company's operating results. There can be no assurance that additional debt or equity financing will be available in the future or on terms acceptable to the Company.

         In addition, the amount and types of indebtedness that the Company can incur is limited by the terms and conditions of its current indebtedness. The Company must comply with numerous operating and financial maintenance covenants and there can be no assurance that the Company will be able to maintain compliance with such financial and other covenants. Failure to comply with such covenants would result in a default and resulting cross defaults under the Company's other indebtedness, and could result in acceleration of all such indebtedness. Any such acceleration would have a material adverse affect on the Company.

         Government Regulations; Environmental Considerations. The Company is subject to local, state, and federal statutes and rules regulating certain developmental matters, as well as building and site design. In addition, the Company is subject to various fees and charges of governmental authorities designed to defray the cost of providing certain governmental services and improvements. The Company may be subject to additional costs and delays or may be precluded entirely from building projects because of "no growth" or "slow growth" initiatives, building permit allocation ordinances, building moratoriums, or similar government regulations that could be imposed in the future due to health, safety, welfare, or environmental concerns. The Company must also obtain certain licenses, permits, and approvals from certain government agencies to engage in certain of its activities, the granting or receipt of which are beyond the Company's control.

         The Company and its competitors are subject to a variety of local, state, and federal statutes, ordinances, rules, and regulations concerning the protection of health and the environment. Environmental laws or permit restrictions may result in project delays, may cause the Company to incur substantial compliance and other costs, and may also prohibit or severely restrict development in certain environmentally sensitive regions or areas. In addition, environmental regulations can have an adverse impact on the availability and price of certain raw materials such as lumber.

         Planned Expansion. The Company is currently considering expansion into other areas of the Southwestern and Western United States. To date, the Company has had no operating experience in areas other than its current markets. Operations in new locations may result in certain operating inefficiencies and higher costs. Further, the Company may experience problems with certain matters in new markets which it has not historically had, such as zoning matters, environmental matters, other regulations and higher costs. There can be no assurance that the Company can expand into new markets on a profitable basis or that it can successfully manage its expansion in such new markets, if any. For a description of a significant acquisition currently being considered by the Company, see "Current Events."

         Future Acquisitions. The Company may acquire other homebuilding companies to expand its operations. There is no assurance that the Company will identify acquisition candidates that would result in successful combinations or that any such acquisitions will be consummated on acceptable terms. The magnitude, timing and nature of any future acquisitions will depend on a number of factors, including suitable acquisition candidates, the negotiation of acceptable terms, the Company's financial capabilities, and general economic and business conditions. Any future acquisitions by the Company may result in potentially dilutive issuances of equity securities, the incurrence of additional debt and/or amortization of expenses related to goodwill and intangible assets that could adversely affect the Company's profitability. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of operations of the acquired company, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has had no or only limited direct experience and the potential loss of key employees of the acquired company. For a description of a significant acquisition currently being considered by the Company, see "Current Events."

         Dependence on Key Personnel. The Company's success is largely dependent on the continuing services of certain key persons, including William W. Cleverly and Steven J. Hilton, and the ability of the Company to attract new personnel required to continue the development of the Company. The Company has entered into five-year employment agreements with each of Messrs. Cleverly and Hilton. A loss by the Company of the services of Messrs. Cleverly or Hilton, or certain other key persons, could have a material adverse effect on the Company.

         Dependence on Subcontractors. The Company conducts its business only as a general contractor in connection with the design, development and construction of its communities. Virtually all architectural and construction work is performed by subcontractors of the Company. As a consequence, the Company is dependent upon the continued availability and satisfactory performance by unaffiliated third-party subcontractors in designing and building its homes. There is no assurance that there will be sufficient availability of such subcontractors to the Company, and the lack of availability of subcontractors could have a material adverse affect on the Company.

         Mortgage Asset Considerations. As of December 31, 1996 and March 31, 1997, the Company's portfolio of residual interests had a net balance of approximately $3,909,000 and $3,817,000, respectively. The results of the Company's operations will depend, in part, on the level of net cash flows generated by the Company's mortgage assets. Net cash flows vary primarily as a result of changes in mortgage prepayment rates, short-term interest rates, reinvestment income and borrowing costs, all of which involve various risks and uncertainties. Prepayment rates, interest rates, reinvestment income and borrowing costs depend upon the nature and terms of the mortgage assets, the geographic location of the properties securing the mortgage loans included in or underlying the mortgage assets, conditions in financial markets, the fiscal and monetary policies of the United States Government and the Board of Governors of the Federal Reserve

System, international economic and financial conditions, competition and other factors, none of which can be predicted with any certainty.

         The rates of return to the Company on its mortgage assets will be based upon the levels of prepayments on the mortgage loans included in or underlying such mortgage instruments, the rates of interest or pass-through rates on such mortgage securities that bear variable interest or pass-through rates, and rates of reinvestment income and expenses with respect to such mortgage securities.

         Prepayment Risk. Mortgage prepayment rates vary from time to time and may cause declines in the amount and duration of the Company's net cash flows. Prepayments of fixed-rate mortgage loans included in or underlying mortgage instruments generally increase when then current mortgage interest rates fall below the interest rates on the fixed-rate mortgage loans included in or underlying such mortgage instruments. Conversely, prepayments of such mortgage loans generally decrease when then current mortgage interest rates exceed the interest rates on the mortgage loans included in or underlying such mortgage instruments. Prepayment experience also may be affected by the geographic location of the mortgage loan included in or underlying mortgage instruments, the types (whether fixed or adjustable rate) and assumability of such mortgage loans, conditions in the mortgage loan, housing and financial markets, and general economic conditions.

         No assurance can be given as to the actual prepayment rate of mortgage loans included in or underlying the mortgage instruments in which the Company has an interest.

         Interest Rate Fluctuation Risks. Changes in interest rates affect the performance of the Company's mortgage assets. A portion of the mortgage securities secured by the Company's mortgage instruments and a portion of the mortgage securities with respect to which the Company holds mortgage interests bear variable interest or pass-through rates based on short-term interest rates (primarily LIBOR). Consequently, changes in short-term interest rates significantly influence the Company's net cash flows.

         Increases in short-term interest rates increase the interest cost on variable rate mortgage securities and, thus, tend to decrease the Company's net cash flows from its mortgage assets. Conversely, decreases in short-term interest rates decrease the interest cost on the variable rate mortgage securities and, thus, tend to increase such net cash flows. As stated above, increases in mortgage interest rates generally tend to increase the Company's net cash flows by reducing mortgage prepayments, and decreases in mortgage interest rates generally tend to decrease the Company's net cash flows by increasing mortgage prepayments. Therefore, the negative impact on the Company's net cash flows of an increase in short-term interest rates generally will be offset in whole or in part by a corresponding decrease in mortgage interest rates. However, although short-term interest rates and mortgage interest rates normally change in the same direction and therefore generally offset each other as described above, they may not change proportionally or may even change in opposite directions during a given period of time with the result that the adverse effect from an increase in short-term interest rates may not be offset to a significant extent by a favorable effect on prepayment experience and vice versa. Thus, the net effect of changes in short-term and mortgage interest rates may vary significantly between periods resulting in significant fluctuations in net cash flows from the Company's mortgage assets.

         No assurances can be given as to the amount or timing of changes in interest rates or their effect on the Company's mortgage assets or income therefrom.

         Inability to Predict Effects of Market Risks. Because none of the above factors, including changes in prepayment rates, interest rates, expenses and borrowing costs, are susceptible to accurate projection, the net cash flows generated by the Company's mortgage assets cannot be predicted.

                                 CURRENT EVENTS

         On May 29, 1997, the Company signed a definitive agreement with Legacy Homes, Ltd., Legacy Enterprises, Inc., and John and Eleanor Landon (together, the "Legacy Entities"), to acquire the homebuilding and related mortgage service business of Legacy Homes, Ltd. and its affiliates. Legacy Homes is a builder of entry-level and move-up homes headquartered in the Dallas/Fort Worth metropolitan area and was founded in 1988 by its current President, John Landon. In 1996 Legacy Homes had pre-tax income of $8.8 million on sales of $84 million, compared to pre-tax income of $5.7 million on sales of $62 million in 1995. Legacy Homes closed escrow on 623 homes in 1996, a 32% increase over 1995, a year in which Legacy was recognized as one of the top ten homebuilders in the Dallas/Fort Worth area.

         At Closing, the Company will pay an amount equal to the book value of the acquired assets, plus $623,000 in cash and will issue approximately $4 million of Company common stock. The Company will also assume substantially all the liabilities of the Legacy Entities, including indebtedness that will be incurred prior to Closing to fund distributions to the current shareholders of Legacy Homes that are expected to reduce its book value to $5 million. The transactions are subject to normal closing conditions, including certain third party consents. The transactions are expected to be consummated on or about June 30, 1997.

         Additionally, the purchase price will include deferred contingent payments for the four years following the closing of the transactions. The deferred contingent payments will be equal to 12% of the pre-tax income of the Company and 20% of the pre-tax income of the Texas division of the Company. In no event will the total of the deferred contingent payments exceed $15 million.

         In connection with the transactions, John Landon will enter into a four-year employment agreement with the Company. He will be appointed Chief Operating Officer and Co-Chief Executive Officer of the Company and President and Chief Executive Officer of the Company's Texas division. Mr. Landon will also be granted an option to purchase 166,667 shares of the Company's common stock. In addition, the Company has agreed to use reasonable best efforts to cause Mr. Landon to be elected to its Board of Directors.

                                 USE OF PROCEEDS

         There will be no proceeds to the Company from the sale of the Shares upon exercise of the Warrants. Upon the exercise of the Warrants and the issuance of the Shares, the Company will remit the exercise price of $4.0634 per Warrant, or aggregate gross proceeds of approximately $863,058 if all of the Warrants are exercised, to the Monterey Stockholders. See "The Merger - The Merger Consideration." The Monterey Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act with respect to the Shares.

                                   THE MERGER

         The Merger was effected on December 31, 1996, and was completed pursuant to the terms of an Agreement and Plan of Reorganization, dated September 13, 1996, by and among Homeplex, the Monterey Entities, and the Monterey Stockholders (the "Merger Agreement"). Upon consummation of the Merger, the Company's name was changed to Monterey Homes Corporation and the Company's NYSE ticker symbol was changed to MTH. In addition, a one-for-three reverse stock split of the Company's issued and outstanding Common Stock was effected. Except as otherwise indicated, the share information contained herein reflects the one-for-three reverse stock split.

         The Merger Consideration

         Prior to the Merger, all of the outstanding common stock of Monterey was owned by the Monterey Stockholders, William W. Cleverly and Steven J. Hilton. As consideration for the Merger, the Monterey Stockholders received 1,288,726 shares of Common Stock of the Company (the Exchange Shares), such number being equal to (i) the book value of the Monterey Entities on the effective date of the Merger ($2.5 million after the effectuation of certain distributions) determined in accordance with generally accepted accounting principles ("GAAP") consistent with the historical combined financial statements of the Monterey Entities, but reflecting adjustments for certain costs and reserves agreed to by the parties prior to the date of the Merger Agreement, multiplied by (ii) a factor of 3.0, and divided by (iii) the fully diluted book value (after giving effect to any outstanding stock options, whether vested or not, which dilute book value and after consideration of any amounts accrued for the related dividend equivalent rights) per share of Homeplex common stock on the effective date of the Merger, determined in accordance with GAAP consistent with the historical consolidated financial statements of Homeplex.

         Prior to the Merger, the Monterey Entities had issued and had outstanding warrants to purchase 400,000 shares of common stock of such companies (the "Monterey Warrants") at an exercise price of $6.25 per share. The Monterey Warrants represented approximately 16.5% of the fully diluted capitalization of the Monterey Entities (2,427,776 shares). On the effective date of the Merger, the Monterey Warrants were converted into the Warrants based on a formula that would allow the Warrants to purchase a number of shares of Common Stock of the Company determined by multiplying 400,000 by the ratio of
(i) the total number of Exchange Shares issued in the Merger (as calculated above but without giving effect to the one-for-three reverse stock split) divided by (ii) 2,427,776 (the "Warrant Conversion Ratio"). The exercise price of the Warrants was adjusted by dividing the exercise price of the Monterey Warrants immediately prior to the Merger by the Warrant Conversion Ratio. In addition, the exercise price of the Warrants was adjusted by a factor designed to compensate for certain distributions made to the Monterey Stockholders in connection with the Merger. This adjustment resulted in a reduction in the exercise price per share of the Warrants in an amount determined by dividing such distributions by the number of outstanding common shares of the Monterey Entities (2,027,776). There was also an additional $0.15 per share reduction (pre-split) in the exercise price of the Warrants beyond the other reductions described above. The number of Warrants into which the Monterey Warrants were converted and the exercise price thereof was finally determined following completion of audited financials for the year ended December 31, 1996. The exercise price of the Warrants will be further reduced by $0.60 per share if during the eighteen (18) month period following the Merger the closing price of the Monterey Homes Common Stock on the NYSE does not exceed $9.00 per share for five (5) consecutive trading days.

         Although all of the Exchange Shares were issued in the name of the Monterey Stockholders, the Company will hold approximately 16.5% of the Exchange Shares issued in the names of the Monterey Stockholders for release to holders of the Warrants upon exercise of the Warrants, and the Company will remit the exercise price paid upon such exercises to the Monterey Stockholders. Upon expiration of unexercised Warrants, the Company will distribute the appropriate amount of Exchange Shares to the Monterey Stockholders. The Monterey Stockholders are entitled to vote the Exchange Shares issued in their names but allocated to the Warrants, prior to the time the Warrants are exercised. Including the Exchange Shares allocated to the Warrants, Mr. Cleverly owns 647,696 shares or 14.3% of the outstanding Common Stock of the Company and Mr. Hilton owns 644,363 shares or 14.2%. If all of the Warrants were exercised, Mr. Cleverly would own 541,497 shares or 12% of the outstanding Common Stock of the Company and Mr. Hilton would own 538,164 shares or 11.9% of the outstanding
Common Stock of the Company. These numbers exclude the Employment Options and the Contingent Stock described below.

         In addition to the Exchange Shares, the Company has reserved for issuance 266,667 shares (post- split) of common stock, subject to certain contingencies (the "Contingent Stock"). Of such stock, approximately 16.5% (the "Contingent Warrant Stock") or approximately 43,947 shares are being reserved pending exercise of the Warrants. When a Warrant is exercised, the holder will receive not only the Exchange Shares into which the Warrant is exercisable, but also his proportionate share of the Contingent Warrant Stock. The remaining approximately 83.5% of the original 266,667 shares of Contingent Stock will be issued to the Monterey Stockholders only if certain Common Stock average trading price thresholds are reached at any time during the five years following the effective date of the Merger as described below, provided that at the time of any such issuance to a Monterey Stockholder, such Monterey Stockholder is still employed with the Company. The average trading price thresholds and employment restrictions will not apply to the Contingent Warrant Stock. The Contingent Stock will be issued to the Monterey Stockholders as follows:

         (i) if the closing price of the Common Stock on the NYSE (the "Stock Price") averages $5.25 or more for twenty consecutive trading days at any time during the five year period following the effective date of the Merger, then 44,943 shares of the Contingent Stock will be issued but only after the first anniversary of such effective date;

         (ii) if the Stock Price averages $7.50 or more for twenty consecutive trading days at any time during the five year period following the effective date of the Merger, then an additional 88,888 shares of the Contingent Stock will be issued but only after the second anniversary of such effective date; and

         (iii) if the Stock Price averages $10.50 or more for twenty consecutive trading days at any time during the five year period following the effective date of the Merger, then the remaining 88,889 shares of the Contingent Stock will be issued but only after the third anniversary of such effective date.

         To illustrate the above, if the Stock Price averages $5.25 or more for twenty consecutive trading days during the second quarter of 1997, 44,943 shares of the Contingent Stock will be issued to the Monterey Stockholders on January 1, 1998. If, instead, the Stock Price first averages $5.25 or more for twenty consecutive trading days in June of 1999, 44,943 shares of the Contingent Stock will be issued on that date or as soon thereafter as is practicable. If the Stock Price averages $10.50 or more for twenty consecutive trading days in the second quarter of 1997, then 44,943 shares of the Contingent Stock will be issued on January 1, 1998, 88,888 shares will be issued on January 1, 1999, and the remaining 88,889 shares will be issued on January 1, 2000.

         The Indemnification Fund

         The Company also retained from the Merger consideration 70,176 of the Exchange Shares issued in the names of the Monterey Stockholders, equal to $500,000 divided by the average closing price for the last five trading days ending with the effective date of the Merger, such shares to be utilized as security for the indemnification obligations in favor of the Company provided under the Merger Agreement with respect to any breach of a representation or covenant therein by the Monterey Entities or the Monterey Stockholders (the "Indemnification Fund"). See "The Merger - Indemnification Rights." The Indemnification Fund will be adjusted each six months to maintain its $500,000 value less any amount previously applied to a loss. Cash can be deposited with the Company at any time by the Monterey Stockholders to replace all or any portion of the Common Stock in the Indemnification Fund. Amounts remaining in the Indemnification Fund will be released to the Monterey Stockholders on the second anniversary of the effective date of the Merger; provided, that if the Monterey Stockholders are notified prior to the second anniversary of the effective date of the Merger of a loss or claim, the amount of which is uncertain or contingent, the Company will be entitled to retain an amount of cash or a number of Exchange Shares that would be adequate to indemnify and hold harmless the Company for each such loss or claim. The Monterey Stockholders will be entitled to vote the shares of Common Stock held in the Indemnification Fund. Holders of the Warrants will not bear a pro rata portion of any reduction in Exchange Shares resulting from an indemnification claim.

         Monterey Stockholder Employment Agreements and Employment Options

         In connection with the Merger, the Company and the Monterey Stockholders executed employment agreements (the "Employment Agreements"), each with a term ending on December 31, 2001 and providing for an initial base salary of $200,000 per year (increasing by 5% of the prior year's base salary per year), and an annual bonus for the first two years of the lesser of 4% of the pre-tax consolidated net income of the Company or $200,000. Thereafter, the bonus percentage payout of consolidated net income would be determined by the then-existing compensation committee of the board of directors of the Company, provided that in no event will the bonus payable in any year exceed $200,000 for each Monterey Stockholder. Under the Employment Agreements, the Monterey Stockholders will serve as co-Chief Executive Officers and will also serve as Chairman and President. If a Monterey Stockholder voluntarily terminates his employment or is discharged for "Cause," the Company will have no obligation to pay him his current annual salary or bonus. If a Monterey Stockholder is terminated during the term of the Employment Agreement without "Cause" or as a result of his death or permanent disability, the Company will be obligated to pay such Monterey Stockholder (a) his current annual salary through the term of the Employment Agreement if terminated without "Cause," or for six months after termination in the event of death or disability, plus (b) a pro rated bonus. "Cause" is defined to mean only an act or acts of dishonesty by a Monterey
Stockholder constituting a felony and resulting or intended to result directly or indirectly in substantial personal gain or enrichment at the expense of the Company.

         The Employment Agreements contain non-compete provisions that restrict the Monterey Stockholders until December 31, 2001, from, except in connection with the performance of their duties under the Employment Agreements, (i) engaging in the homebuilding business, (ii) recruiting, hiring, or discussing employment with any person who is, or within the past six months was, an employee of the

Company, (iii) soliciting any customer or supplier to discontinue its relationship with the Company, or (iv) except solely as a limited partner with no management or operating responsibilities, engaging in the land banking or lot development business; provided, however, the foregoing provisions shall not restrict (A) the ownership of less than 5% of a publicly-traded company, or (B) in the event the employment of such Monterey Stockholder is terminated under the Employment Agreement, engaging in the custom homebuilding business, engaging in the production homebuilding business outside a 100 mile radius of any project of the Company or outside Northern California, or engaging in the land banking or lot development business. The non-compete provisions will survive the termination of the Employment Agreement unless such Monterey Stockholder is terminated by the Company without Cause.

         The Employment Agreements also provide for the grant to each Monterey Stockholder of options to purchase an aggregate of 166,667 shares of Common Stock per Monterey Stockholder at an exercise price of $5.25 per share (the "Employment Options"). The Employment Options expire on December 31, 2002 and will vest annually over three years in equal increments beginning on the first anniversary of the effective date of the Merger; provided, however, the Employment Options will vest in full and will be exercisable upon a change of control of the Company prior to the third anniversary of the effective date of the Merger. If a Monterey Stockholder voluntarily terminates his employment with the Company, the Employment Options will be exercisable for a period of six months following such termination. If a Monterey Stockholder is terminated without Cause, the Employment Options will be immediately vested in full and will be exercisable until December 31, 2002. If a Monterey Stockholders' employment with the Company is terminated as a result of death or disability, the Employment Options will be exercisable for a period of one year following such termination. If the Company terminates a Monterey Stockholders' employment for Cause, the Employment Options will terminate immediately.

         Registration Rights

         The Company has entered into a Registration Rights Agreement dated December 31, 1996 with each of the Monterey Stockholders (the "Registration Rights Agreements") pursuant to which it granted registration rights to the Monterey Stockholders with respect to the Exchange Shares, the Contingent Stock, and the Common Stock underlying the Employment Options. Pursuant to such rights, subject to certain conditions and limitations, at any time after the first anniversary of the effective date of the Merger, the Monterey Stockholders may require the Company to register such shares under the Securities Act for resale by the Monterey Stockholders. The Company has also agreed to take any action required to be taken under applicable state securities or "blue sky" laws in connection with such registration. The Company will pay all expenses relating to the registration of shares pursuant to the Registration Rights Agreements. Each Monterey Stockholder will pay any fees and expenses of counsel to the stockholder, underwriting discounts and commissions, and transfer taxes, if any, relating to the resale of the Monterey Stockholder's Common Stock.

         Board of Directors

         The board of directors of the Company currently consists of William W. Cleverly, Steven J. Hilton, Alan Hamberlin, Robert G. Sarver, and C. Timothy White. In connection with the Merger, the Articles of Incorporation of the Company were amended to, among other things, provide for two classes of its directors, designated as Class I and Class II. Each Class will consist of one-half of the directors or as close an approximation thereto as possible. The Class I directors were elected in December of 1996 for a two-year term. The Class II directors were elected in December of 1996 for a one-year term. Messrs.

Cleverly, Hilton, and Hamberlin are Class I directors and Messrs. Sarver and White are Class II directors. At each annual meeting of stockholders, commencing with the annual meeting to be held during the 1997 fiscal year of the Company, each of the successors to the directors of the Class whose term has expired at such annual meeting will be elected for a term running until the second annual meeting next succeeding his or her election and until his or her successor is duly elected and qualified.

         Pursuant to the Merger Agreement, if any of the current board members of the Company cease to serve as a director of the Company at any time prior to the first anniversary of the effective date of the Merger, the vacancy will be filled by the remaining board members then serving as directors of the Company. However, if either of the Monterey Stockholders ceases to serve as a director, the vacancy will be filled by a person selected by the remaining Monterey Stockholder. Prior to the Merger, the Company also amended its Bylaws to provide that the Company will have five directors and that any change in the number of directors must be approved by the shareholders of the Company.

         Hamberlin Stock Options

         Pursuant to an employment agreement entered into on December 21, 1995, in lieu of an annual base salary in cash, Homeplex and Mr. Hamberlin entered into a Stock Option Agreement dated December 21, 1995 (the "Hamberlin Stock Option Agreement") pursuant to which Homeplex granted an option to Mr. Hamberlin to purchase 750,000 shares (pre-split) of Homeplex common stock at $1.50 per share, which was the fair market value per share on December 21, 1995 (the "Hamberlin Stock Options"). Following the one-for-three reverse stock split effected in connection with the Merger, the Hamberlin Stock Options reflect options to purchase 250,000 shares of the Company common stock at $4.50 per share. The Hamberlin Stock Options vest as follows: (i) 66,666 on December 21, 1995, (ii) 91,667 on December 21, 1996 and (iii) 91,667 on December 21, 1997;
provided, however, all options will vest in full if a change in control occurs on or before December 20, 1998 that has not been unanimously agreed to by the board of directors or upon a termination of Mr. Hamberlin's employment (without his consent) by the Company for any reason other than death, disability, or "Cause." "Cause" means an act or acts of dishonesty by Mr. Hamberlin constituting a felony and resulting or intended to result directly or indirectly in substantial gain or personal enrichment at the expense of the Company. In addition, the Hamberlin Stock Options will vest in their entirety prior to any merger or consolidation in which the Company is not the surviving entity or any reverse merger in which the Company is the surviving entity. An amendment to the Hamberlin Stock Option Agreement was executed in connection with the Merger to eliminate the acceleration of vesting of the Hamberlin Stock Options that may otherwise have resulted upon consummation of the Merger. The Hamberlin Stock Options are exercisable until December 21, 2000. In addition, Mr. Hamberlin has also been granted other options to purchase 103,101 shares (post-split) of Common Stock of the Company.

         Amendment to Articles of Incorporation

         In connection with the Merger, the Articles of Incorporation of the Company were amended to, among other things, (i) change the name of Homeplex to "Monterey Homes Corporation," (ii) reclassify and change each share of Homeplex common stock issued and outstanding into one-third of a share of Common Stock,
(iii) amend and make more restrictive the limitations on the transfer of Common Stock to preserve maximum utility of the Company's net operating loss carryforward (the "NOL Carryforward") (see "NOL Carryforward" below), and (iv) provide for the Class I and Class II Directors (see "Board of Directors" above).

         With respect to the restrictions on transfer of the Common Stock, the Articles of Incorporation of the Company generally prohibit concentrated ownership of the Company which might jeopardize its NOL Carryforward. The amended transfer restrictions generally preclude for a period of up to five years any person from transferring shares of Common Stock (or any other subsequently issued voting or participating stock) or rights to acquire Common Stock, if the effect of the transfer would be to (a) make any person or group an owner of 4.9% or more of the outstanding shares of such stock (by value), (b) increase the ownership position of any person or group that already owns 4.9% or more of the outstanding shares of such stock (by value), or (c) cause any person or group to be treated like the owner of 4.9% or more of the outstanding shares of such stock (by value) for tax purposes. Direct and indirect ownership of Common Stock and rights to acquire Common Stock are taken into consideration for purposes of the transfer restrictions. These transfer restrictions will not apply to (i) the exercise of any stock option issued by the Company that was outstanding on the effective date of and immediately following the Merger, (ii) exercise of the Hamberlin Stock Options, (iii) issuance of the Contingent Shares, or (iv) exercise of the Employment Options. The board of directors of the Company has the authority to waive the transfer restrictions under certain conditions. The board of directors may also accelerate or extend the period of time during which such transfer restrictions are in effect or modify the applicable ownership percentage that will trigger the transfer restrictions if there is a change in law making such action necessary or desirable. The board of directors also has the power to make such other changes not in violation of law as may be necessary or appropriate to preserve the Company's tax benefits. The transfer restrictions discussed herein will apply to the transfer and exercise of the Warrants. Ownership of Warrants will be aggregated with shares of Common Stock otherwise owned by a holder to determine if the applicable ownership percentage has been exceeded. The transfer restrictions described herein may impede a change of control of the Company.

         NOL Carryforward

         The Company has a federal income tax net operating loss carryforward of approximately $53 million, which expires at various times beginning in 2007 and ending in 2009. It is anticipated that future income taxes paid by the Company will be minimized and will consist primarily of state income taxes (since utilization of the Company's state net operating loss may be significantly limited) and the federal alternative minimum tax.

         The ability of the Company to use the NOL Carryforward to offset future taxable income would be substantially limited under Section 382 of the Code if an "ownership change," within the meaning of Section 382 of the Code has occurred or occurs with respect to the Company before expiration of the NOL Carryforward. The Company believes that (i) there has not been an "ownership change" of the Company prior to the effective date of the Merger and (ii) the Merger did not cause an "ownership change" to occur on the effective date. The amendments to the Articles of Incorporation of the Company, which became effective on the effective date of the Merger, include restrictions on the transfer of Common Stock designed to prevent an "ownership change" with respect to the Company after the Merger. See "Amendment to Articles of Incorporation" above. Pursuant to Section 384 of the Code, the Company may not be permitted to use the NOL Carryforward to offset taxable income resulting from sales of assets owned by the Monterey Entities at the time of the Merger to the extent that the fair market value of such assets at the time of the Merger exceeded their tax basis. There is no assurance that the Company will have sufficient earnings after the Merger to fully utilize the NOL Carryforward.

         Indemnification Rights

         The Company and its officers, directors, and agents are entitled to indemnification for damage, loss, liability, and expense (collectively, the "Losses") incurred or suffered by such parties arising out of any action, suit, claim, or demand arising out of, relating to, or based on the Monterey Entities' or the Monterey Stockholders' breach or failure to perform in any material respect any of their representations, warranties, covenants, or agreements under the Merger Agreement or the transactions contemplated thereby; provided, however, that such action, suit, claim, or demand must be first asserted prior to the second anniversary of the effective date of the Merger. The Monterey Stockholders are entitled to indemnification for their pro rata share of any Loss incurred or suffered by the Monterey Stockholders arising out of any action, suit, claim, or demand arising out of, relating to, or based on the Company's breach or failure to perform in any material respect any of its representations, warranties, covenants, or agreements under the Merger Agreement or the transactions contemplated thereby; provided, however, that such action, suit, claim or demand must be first asserted prior to the second anniversary of the effective date of the Merger.

         A committee to be comprised of the independent directors of the Company serving after the effective date of the Merger (the "Committee") was appointed irrevocably pursuant to the Merger Agreement to exercise the Company's indemnification rights and was authorized to act, as the Committee may deem appropriate, as the Company's agent in respect of receiving all notices, documents, and certificates and making all determinations required with respect to the indemnification provided for in the Merger Agreement.

         The maximum aggregate amount of indemnification that may be required of the Monterey Stockholders, on the one hand, and the Company, on the other, pursuant to the Merger Agreement is $500,000 each. The Indemnification Fund is the sole and exclusive source of reimbursement and indemnification for the amount of any Loss or claim of the Company.

                           DESCRIPTION OF THE WARRANTS

         The Warrants were issued in October 1994 and are governed by the Warrant Agreement effective as of October 17, 1994 among certain predecessors of Monterey and Norwest Bank Minnesota, N.A. (the "Warrant Agent"), as modified by the Assumption Agreement dated as of December 31, 1996 among certain predecessors of Monterey and the Warrant Agent (the "Warrant Agreement"). Holders of Warrants are referred to the Warrant Agreement which is included as an exhibit to the Registration Statement for a complete statement of the terms of the Warrants. The following summary does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Warrant Agreement. Capitalized terms used in this "Description of the Warrants" and not defined herein have the meanings given to them in the Warrant Agreement.

         Each Warrant entitles the holder to purchase one share of the Company's Common Stock for $4.0634 per share (the "Purchase Price"), subject to adjustment as described herein. At the time of exercise of a Warrant, the Warrant holder will also receive an additional .2069 shares of the Contingent Warrant Stock for each Warrant exercised, without the payment of any additional consideration or exercise price. See "The Merger - The Merger Consideration." Moreover, the per share exercise price of a Warrant will be reduced by an additional $0.60 if the closing price for the Company's Common Stock on the NYSE does not reach or exceed $9.00 per share for five consecutive days during the eighteen months following the effective date of the Merger (December 31, 1996). The Warrants currently entitle the holders thereof to acquire, in the aggregate and including the Contingent Warrant Stock that will be acquired on exercise of the Warrants, 256,345 shares of Common Stock. The Warrants became exercisable on the effective date of the Merger and will continue to be exercisable through October 15, 2001 except as provided in the next sentence below. In the event that notice is given in accordance with the Warrant Agreement in connection with the liquidation, dissolution, or winding up of the Company, the right to exercise the Warrants will expire at the close of business on the third full business day before the date specified in such notice as the record date for determining registered holders entitled to receive any distribution upon such liquidation, dissolution, or winding up. The Company may not redeem the Warrants.

         On the effective date of the Merger, the Monterey Warrants were converted into Warrants of the Company, and the Company assumed all of the rights and obligations of the Monterey Entities under the Warrant Agreement.

         The Warrants may be exercised in whole or in part by surrendering at the office of the Warrant Agent in Minneapolis, Minnesota, the Warrant Certificate evidencing such Warrants, together with a subscription in the form set forth on the reverse of the Warrant Certificate, duly executed and accompanied by payment of the Purchase Price, in U.S. dollars, by tender of federal funds or a certified or bank cashier's check, payable to the order of the Warrant Agent. As soon as practicable after such exercise, the Company will cause to be issued and delivered to the holder or upon his order, in such name or names as may be directed by him, a certificate or certificates for the number of full shares of Common Stock to which he is entitled. If fewer than all of the Warrants evidenced by a Warrant Certificate are exercised, the Warrant Agent will deliver to the exercising Warrant holder a new Warrant Certificate representing the unexercised portion of the Warrant Certificate. Fractional shares will not be issued upon exercise of a Warrant, and in lieu thereof, the Company will pay to the holder an amount in cash equal to such fraction multiplied by the Current Market Price Per Share, determined in accordance with the Warrant Agreement as described below.

         Irrespective of the date that certificates for Common Stock are actually issued and delivered upon exercise of Warrants, the person in whose name the certificate is to be issued will be deemed to have become the holder of record of the stock represented thereby on the date when the Warrant Certificate with the subscription duly executed and completed as described above is surrendered and payment of the Purchase Price is made, unless the stock transfer books of the Company are closed on such date, in which case, such person will be deemed the record holder of the shares at the close of business on the next succeeding date on which the stock transfer books are opened.

         No service charge will be made for registration of transfer or exchange upon surrender of any Warrant Certificate at the office of the Warrant Agent maintained for that purpose. The Company may require payment of a sum sufficient to cover any stamp or other tax or governmental charge that may be imposed in connection with any registration of transfer or exchange of Warrant Certificates.

         Subject to certain conditions and limitations, and except in certain specified cases, the number of Warrant Shares issuable upon the exercise of the Warrants and/or the Purchase Price are subject to adjustment in certain events including: (i) the issuance of Common Stock (including in certain cases the issuance in a public offering of any stock, securities, obligation, option, or other right or warrant that may be converted into, exchanged for, or satisfied in shares of Common Stock) for consideration per share less than the Purchase Price prior to such issue, (ii) the declaration of a dividend on Common Stock payable in Common Stock or the subdivision, combination, or issuance of capital stock in connection with a reclassification of Common Stock, (iii) any distribution of the Company's assets upon or with respect to its Common Stock as a liquidating or partial liquidating dividend, and (iv) the issuance of stock, securities, rights, options, or warrants to all holders of the Common Stock or in an integrated transaction where more than 99% of such instruments or securities are acquired by persons who, prior to the transaction, were not security holders of the Company, entitling them to subscribe for or purchase Common Stock or securities convertible into Common Stock at a price per share less than the Current Market Price Per Share on the record date for the issuance of such securities, instruments, or rights or the granting of such securities, options, or warrants. The Current Market Price Per Share of the Company's Common Stock on any date is determined in reference to (i) the average of the daily closing prices (or if no sale is made on any trading date, the average of the closing bid and asked prices) for the thirty consecutive trading days commencing thirty-five trading days before such date, if the Company's Common Stock is listed on an exchange, (ii) the average of the last reported sale price or prices or the mean of the last reported bid and asked prices reported by the National Association of Securities Dealers Automated Quotations System ("NASDAQ"), or if not so quoted on NASDAQ, as quoted on the National Quotations Bureau, Inc., for the thirty consecutive trading days commencing thirty-five days before such date, or (iii) if neither (i) or (ii) is applicable, the fair market value of the Common Stock as determined in good faith by the Board of Directors of the Company.

         In the event that the Company consolidates with, merges with or into, or sells all or substantially all of its assets (for a consideration consisting primarily of securities) to, another corporation, each Warrant thereafter shall entitle the holder to receive upon exercise, the number of shares of common stock or other securities or property which the holder would have received had the Warrant been exercised immediately prior to the consolidation, merger, or sale of assets.

         In the event a bankruptcy or reorganization is commenced by or against the Company, a bankruptcy court may hold that unexercised Warrants are executory contracts which may be subject to rejection by the Company with approval of the bankruptcy court. As a result, holders of the Warrants may, even if sufficient funds are available, not be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their Warrants prior to the commencement of any such bankruptcy or reorganization.

         The holders of unexercised Warrants are not entitled, by virtue of being such holders to exercise any rights whatsoever as stockholders of the Company.

         Subject to certain requirements, from time to time the Company and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing ambiguities, defects, inconsistencies, or manifest errors, provided that such amendments and supplements are not prejudicial to the rights of the Warrant holders as indicated by the general sense or intent of the original language.

                           DESCRIPTION OF COMMON STOCK

         The following summary of certain provisions of the Company's Common Stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Company's articles of incorporation and by-laws and by the provisions of applicable law.

         The Company is authorized to issue up to 50,000,000 shares of Common Stock, $0.01 par value. As of June 13, 1997, there were 4,580,611 shares of Common Stock outstanding, held of record by 512 holders. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of Common Stock have no preemptive (other than as determined in the sole discretion of the board of directors of the Company), subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares subject to Warrants will be, when issued and paid for, fully-paid and nonassessable. The rights, preferences, and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may issue in the future. The Company is not currently authorized to issue preferred stock under its articles of incorporation.

         The Company's articles of incorporation contain a provision allowing action to be authorized by the affirmative vote of the holders of a majority of the total number of shares of Common Stock outstanding and entitled to vote thereon notwithstanding any provision of law requiring the authorization of the action by a greater proportion than such a majority. This provision may allow authorization of certain extraordinary transactions and amendment of the Company's articles of incorporation, including an amendment changing the terms or contract rights of any of its outstanding Common Stock by classification, reclassification, or otherwise, by the affirmative vote of the holders of a majority of the shares of Common Stock outstanding. But for such provision, under Maryland law, such extraordinary transactions and amendment of the articles of incorporation of the Company, with certain limited exceptions, would require the affirmative vote of the holders of two-thirds of the outstanding Common Stock entitled to vote thereon.

The Common Stock is also subject to significant restrictions on transfer. See "The Merger - Amendment to Articles of Incorporation" and "The Merger - NOL Carryforward."

                   MARYLAND LAW AND CERTAIN CHARTER PROVISIONS

         The Company is incorporated in Maryland and is subject to the provisions of the Maryland General Corporations Law (the "MGCL"), certain of which provisions are discussed herein.

         Business Combinations. The MGCL prohibits certain "business combinations" (including, in certain circumstances and subject to certain exceptions, a merger, consolidation, share exchange, asset transfer, issuance of equity securities, or reclassification of securities) between a Maryland corporation and an Interested Stockholder or any affiliate of an Interested Stockholder. Subject to certain qualifications, an "Interested Stockholder" is a person (a) who beneficially owns 10% or more of the voting power of the corporation's shares after the date on which the corporation had 100 or more beneficial owners of its stock, or (b) is an affiliate or associate of the corporation and was the beneficial owner of 10% or more of the voting power of the corporation's shares, at any time within the two-year period immediately prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock. Unless an exemption applies, such business combinations are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Unless an exemption applies, any business combination that is not so prohibited must be recommended by the board of directors and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by outstanding voting shares of the corporation, and (b) 66 2/3% of the votes entitled to be cast by the holders of voting shares of the corporation, other than voting shares held by the Interested Stockholder, or an affiliate or associate of the Interested Stockholder, with whom the business combination is to be effected. The MGCL specifies a number of situations in which the business combination restrictions described above would not apply. For example, such restrictions would not apply to a business combination with a particular Interested Shareholder that is approved or exempted by the board of directors of a corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. A Maryland corporation also may adopt an amendment to its charter electing not to be subject to the special voting requirements of the foregoing legislation. Any such amendment would have to be approved by the affirmative vote of the same percentages and groups of the outstanding shares of voting stock of the corporation as described above for approval of a business combination. No such amendment to the charter of the Company has been effected.

         Control Share Acquisitions. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such a person or which that person is entitled to vote (other than by revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (a) 20% or more but less than 33 1/3%; (b) 33 1/3% or more but less than a majority; or (c) a majority of all voting power. Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means, subject to certain exceptions, the acquisition of, ownership of, or the power to direct the exercise of voting power with respect to, control shares.

         A person who has made or proposed to make a "control share acquisition," upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of demand therefor to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

         If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last acquisition of control shares by the acquiring person in a control share acquisition or if any meeting of stockholders was held at which the rights of such shares were considered, as of the date of such meeting. If voting rights for "control shares" are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiring person in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a "control share acquisition."

         The control share acquisition statute does not apply to stock acquired in a merger, consolidation or stock exchange if the corporation is a party to the transaction, or to acquisitions previously approved or excepted by a provision in the charter or bylaws of the corporation. Neither the Company's charter nor its Bylaws has provisions exempting any control share acquisitions.

         Limitation of Liability and Indemnification of Directors. Under the MGCL, a corporation's articles may, with certain exceptions, include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders for money damages, but may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its stockholders to the extent that (i) it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property, or services actually received; or (ii) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company's charter contains a provision limiting the personal liability of officers and directors to the Company and its stockholders for money damages to the fullest extent permitted under Maryland law.

         In addition, with certain exceptions, the MGCL permits a corporation to indemnify its present and former directors and officers, among others, against liability incurred, unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) the director or officer actually received an improper personal benefit in money, property, or services, or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. The Company's charter provides that it will indemnify (i) its directors to the full extent allowed under Maryland law,
(ii) its officers to the same extent it shall indemnify its directors, and (iii) its officers who are not directors to such further extent as shall be authorized by the board of directors and be consistent with law.

                          TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Company's Common Stock is ChaseMellon Shareholder Services.

                    PRICE OF COMMON STOCK AND DIVIDEND POLICY

         Price of Common Stock.

         The Company's Common Stock is publicly traded on the NYSE under the ticker symbol "MTH." The following table sets forth the high and low closing sales prices, adjusted for stock splits, of the Common Stock, as reported by the NYSE, for the periods indicated below.


                                               High               Low
                                               ----               ---
     1997
     First Quarter                            $7 1/4             $5 1/2

     1996
     Fourth Quarter                            7 7/8              6 3/4
     Third Quarter                             8 1/4              6
     Second Quarter                            8 5/8              4 7/8
     First Quarter                             6                  4 1/8

     1995
     Fourth Quarter                            5 5/8              4 1/8
     Third Quarter                             6 3/8              4 1/2
     Second Quarter                            6 3/8              3 3/4
     First Quarter                             5 1/4              3

         On June 13, 1997, the closing sales price of the Company's Common Stock as reported by the NYSE was $7 3/4 per share. At that date, the number of stockholder accounts of record of the Company's Common Stock was 512. The Company believes that there are approximately 3,400 beneficial owners of Common Stock.

         Dividend Policy.

         Cash dividends per share paid by the Company were $.06 in 1996, $.09 in 1995, $.06 in 1994, $.09 in 1993, and $1.20 in 1992, representing distributions of taxable income arising out of the Company's status as a REIT. The foregoing amounts reflect the one-for-three reverse stock split which occurred on December 31, 1996. The Company's loan and debt agreements contain certain covenants that restrict the payment of dividends if the financial condition, results of operation, and capital requirements of the Company fail to meet certain specified levels. In addition, the Company's board of directors has indicated that the Company will not pay any permitted cash dividends for the foreseeable future. Instead, the Company's board intends to retain earnings to finance the growth of the Company's business. The future payment of cash dividends, if any, will depend upon the financial condition, results of operations, and capital requirements of the Company, as well as other factors deemed relevant by the board.

                      SELECTED FINANCIAL AND OPERATING DATA

         The following table sets forth selected historical consolidated financial data of the Company for the quarter ended March 31, 1997 and each of the years in the five-year period ended December 31, 1996. The selected annual historical consolidated financial data for 1996 is derived from the Company's Consolidated Financial Statements audited by KPMG Peat Marwick LLP, independent auditors. The selected annual historical consolidated financial data for 1995, 1994, 1993 and 1992 is derived from the Company's Consolidated Financial Statements audited by Ernst & Young LLP, independent auditors. For additional information, see the Consolidated Financial Statements of the Company included elsewhere in this Prospectus. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein. Due to the Merger, the historical results are not indicative of future results. Pro forma financial information reflecting the Merger is set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Pro-Forma Results of Operations."



                     Historical Consolidated Financial Data
                  (Dollars in Thousands, Except Per Share Data)

                                                  Quarter Ended
                                                    March 31,                   Years Ended December 31,
                                                      1997                      ------------------------
                                                   (Unaudited)    1996        1995       1994        1993        1992
                                                     --------   --------    --------   --------    --------    --------
Income Statement Data:
Home sales (net) .................................   $  1,626       --          --         --          --          --
Income (loss) from mortgage assets ...............        359   $  2,244    $  3,564   $ (1,203)   $(21,814)   $(14,068)
Interest expense .................................       --          238         868      1,383       2,274       2,750
General, administrative and other expense ........      1,697      1,710       1,599      1,938       1,822       2,315
                                                     --------   --------    --------   --------    --------    --------
Income (loss) before effect of accounting
change and extraordinary loss ....................        288        296       1,097     (4,524)    (25,910)    (19,133)
Cumulative effect of accounting change(1) ........       --         --          --         --        (6,078)       --
Extraordinary loss(2) ............................       --         (149)       --         --          --          --
                                                     --------   --------    --------   --------    --------    --------
Net income (loss) ................................   $    288   $    147    $  1,097   $ (4,524)   $(31,988)   $(19,133)
                                                     ========   ========    ========   ========    ========    ========
Income (loss) per share before effect of
accounting change/extraordinary loss .............   $   0.06   $   0.09    $   0.34   $  (1.40)   $  (7.98)   $  (5.79)
Cumulative effect of accounting change
per share ........................................       --         --          --         --         (1.89)       --
Extraordinary loss per share .....................       --         (.05)       --         --          --          --
                                                     --------   --------    --------   --------    --------    --------
Net income (loss) per share ......................   $   0.06   $   0.04    $   0.34   $  (1.40)   $  (9.87)   $  (5.79)
                                                     ========   ========    ========   ========    ========    ========
Cash dividends per share(3) ......................       --     $   0.06    $   0.09   $   0.06    $   0.09    $   1.20
                                                                ========    ========   ========    ========    ========

                                                                                                At December 31,
                                            At March 31, 1997                                   ---------------
                                               (Unaudited)       1996(4)       1995       1994        1993        1992
                                            -----------------    -------       ----       ----        ----        ----
Balance Sheet Data:
Real estate loans ................................   $  1,491   $  1,696    $  4,048   $  9,260    $    320    $      0
Residual interests ...............................      3,817      3,909       5,457      7,654      17,735      66,768
Total assets .....................................     70,430     72,821      27,816     31,150      43,882      87,063
Notes payable ....................................     29,846     30,542       7,819     11,783      19,926      31,000
Total liabilities ................................     43,023     45,876       9,368     13,508      21,505      32,357
Stockholders' equity .............................     27,407     26,945      18,448     17,642      22,377      54,706

(1) Reflects the cumulative effect of adoption of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."
(2)      Reflects  extraordinary  loss from early  extinguishment  of  long-term debt.
                                       27

(3) For any taxable year in which the Company qualified and elected to be treated as a REIT under the Code, the Company was not subject to federal income tax on that portion of its taxable income that was distributed to stockholders in or with respect to that year. Regardless of such distributions, however, the Company may be subject to tax on certain types of income. Due to the Merger, the Company did not qualify as a REIT in 1996.
(4)      Reflects the Merger consummated on December 31, 1996.


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         As a result of the Merger, the primary business of the Company has changed from the making of real estate loans to homebuilding. Accordingly, this Prospectus includes discussion and analysis of the financial condition and results of operation for the Company, as well as a discussion and analysis of the pro forma results of operations of the Company.

                        Historical Results of Operations

         Quarter ended March 31, 1997 Compared to 1996:

         The Company had net income of $288,338 or $.06 per share for the first three months of 1997 compared to $84,333 or $.03 per share for the first three months of 1996. Home sales revenue, cost of home sales, commissions, and other sales costs all increased in 1997, as the Company had no homebuilding operations prior to the Merger in December of 1996.

         Residual and real estate loan interest income was less in 1997 than in 1996 due to the decreasing residual and loan portfolio balances. The increase in general, administrative, and other costs to $1,091,686 in 1997 from $388,073 in 1996 was caused mainly by higher corporate costs, including compensation expense that was related to the Merger transaction. All interest incurred was capitalized in 1997, with $93,000 amortized through costs of home sales, and not expensed directly as in 1996.

         Year Ended December 31, 1996 Compared to 1995

         The Company had net income of $147,000 or $.04 per share in 1996 compared to income of $1,097,000 or $.34 per share in 1995. Results for the year ended December 31, 1996 include an extraordinary loss from the early extinguishment of debt of $148,000 or $.05 per share.

         The Company's income from Mortgage Assets was $2,244,000 in 1996 compared to income of $3,565,000 in 1995. Interest income on real estate loans decreased from $1,618,000 in 1995 to $571,000 in 1996 due to the reduction of the Company's real estate lending program.

         The Company's interest expense declined from $868,000 in 1995 to $238,000 in 1996 due to a reduction of the average aggregate long-term debt.

         Year Ended December 31, 1995 Compared to 1994

         The Company had net income of $1,097,000 or $.34 per share in 1995 compared to a net loss of $4,523,000 or $1.40 per share in 1994.

         The Company's income from Mortgage Assets was $3,565,000 in 1995 compared to a loss of $1,202,000 in 1994. The 1994 loss included a net charge of $3,343,000 to write down the Company's investments in several of its residual interests.

         Interest income on real estate loans increased from $1,112,000 in 1994 to $1,618,000 in 1995 due to the expansion of the Company's real estate lending program.

         The Company's interest expense declined from $1,383,000 in 1994 to $868,000 in 1995 due to a reduction of the average aggregate long-term debt.

         General and administrative expenses in 1994 include $340,000 of legal and investment banking expenses related to merger negotiations with a privately held company which were subsequently terminated.

         Liquidity, Capital Resources, and Commitments

         Liquidity, capital resources, and commitments should be viewed for the combined Company in light of the Merger. As a result, the following discusses the liquidity, capital resources, and commitments of the combined Company as a result of the Merger.

         The Company uses a combination of existing cash, unused borrowing capacity, internally generated funds, and customer deposits to meet its working capital requirements. At December 31, 1996, the Company had $20 million in short-term, secured, revolving construction loan agreements of which approximately $7.3 million was outstanding. The Company also had outstanding approximately $9.6 million at December 31, 1996 of secured construction loan agreements.

         At March 31, 1997, the Company had $20 million in a short-term, secured, revolving construction loan facility and $20 million in an acquisition and development guidance facility, of which $10.5 million and $7.3 million were outstanding, respectively. The Company also had outstanding $4.1 million at March 31, 1997 on a term loan to refinance an existing note, as well as $8 million in unsecured, senior subordinated notes due October 15, 2001 (the "Notes"), which were issued in October 1994. The Company had available but unborrowed funds under its credit facilities of $2.1 million at March 31, 1997.

         In the first quarter of 1997, the Company used $8.2 million of cash to purchase land for future development at the Gainey Ranch site in Scottsdale, Arizona. Subsequent to March 31, 1997, the Company added this property to its acquisition and development guidance facility generating $4.3 million in available but unborrowed funds.

         The Indenture relating to the Notes and the Company's various loan agreements contain restrictions which could, depending on the circumstances, affect the Company's ability to obtain additional financing in the future. If the Company at any time is not successful in obtaining sufficient capital to fund its then- planned development and expansion costs, some or all of its projects may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases or the loss of revenues and could have a material adverse effect on the Company's results of operation and ability to repay its indebtedness.

         The cash flow for each of the Company's communities can differ substantially from reported earnings, depending on the status of the development cycle. The early stages of development or expansion require significant cash outlays for, among other things, land acquisition, obtaining plat and other approvals, and construction of amenities, which may include community tennis courts, swimming pools and ramadas, model homes, roads, certain utilities, and general landscaping. Since these costs are capitalized, this can result in income reported for financial statement purposes during those early stages significantly exceeding cash flow. After the early stages of development and expansion when these expenditures are made, cash flow can significantly exceed income reported for financial statement purposes, as cost of sales includes charges for substantial amounts of previously expended costs.

         At March 31, 1997 and December 31, 1996, the Company had a net operating loss carryforward, for income tax purposes, of approximately $53,000,000. This tax loss may be carried forward, with certain restrictions, for up to 13 years to offset future taxable income, if any.

                         Pro Forma Results of Operations

         As a result of the Merger, the primary business of the Company has shifted from the making of real estate loans and holding residual interests to homebuilding. Due to this change, management believes that the analysis of the activities and operations of the Company should be considered in light of the operations of Monterey. To assist in the understanding of those operations, management has prepared pro forma condensed combined operating results for the periods discussed below. These results are not meant to be indicative of future results of operations.

         Monterey's results of operations for any period are affected by many factors such as the number of development projects under construction, the length of the development cycle of each project, product mix and design, weather, availability of financing, suitable development sites, material and labor, and national and local economic conditions. Historically, Monterey has operated primarily in the semi-custom, luxury segment of the homebuilding industry. Monterey's expansion into the move-up segment of the market has resulted in product mix and design becoming more influential factors affecting the average home sales price and gross margins. Monterey experiences greater competition from other homebuilders in the move-up segment of the market that can affect its ability to increase sales prices even if costs are rising. The average sales price of homes is further influenced by home size and desirability of project locations. See "Risk Factors" above.

         During the past several years the demand for homes and availability of capital for land acquisition, development and home construction in Arizona has increased. In response to these conditions, Monterey has expanded its operations to acquire additional sites for development of new projects. As of March 31, 1997, Monterey was actively selling homes in eleven communities, was sold out in one community, and was in various stages of preparation to open for sales in two communities. As of December 31, 1996, Monterey was actively selling homes in twelve communities and preparing to open for sales in one new community. At December 31, 1995, Monterey was actively selling homes in five communities. There can be no assurance that the favorable conditions in Arizona will continue, and although housing demand in the Phoenix metropolitan area during 1996 was at record levels, recent reports indicate that there will be a significant slowing in new home sales in the Phoenix metropolitan area and that new home sales in the Tucson metropolitan area will remain relatively flat in 1997. In addition, housing permits in the Tucson metropolitan area remained relatively flat from 1995 to 1996.

         Due to faster than anticipated sales and closing rates occurring in certain Monterey subdivisions during 1995 and the slower than anticipated completion of lot development in four new subdivisions in late 1995, Monterey's inventory of finished lots entering 1996 was lower than expected. In spite of the low beginning lot inventory, Monterey was able to complete and begin sales of these lots in 1996, and along with sales in new communities, increased unit sales and home closing revenue in the Scottsdale area in 1996. Start up costs incurred by in the Tucson area and merger related costs negatively impacted Monterey's net income in 1996. The continuation of Monterey's past revenue and profitability levels is dependent on its ability to identify and obtain competitively priced and well located replacement land inventory.

                     Results Of Operations for the Quarters
                    Ended March 31, 1997 and 1996 (Pro Forma)

         Management has prepared proforma condensed combined operating results for the three months ended March 31, 1996, which reflect the impact of combining the pre-merger companies as though the acquisition had taken place on January 1, 1996.


                                              Results of Operations
                                        For the Three Months ended March 31,
                                        ------------------------------------
                                                  1997        1996
                                                          (Pro Forma)
                                   (Dollars in thousands, except per share data)
          Home sales revenue                    $ 12,573    $ 14,767
          Cost of home sales                      10,947      12,924
                                                --------    --------

              Gross profit                         1,626       1,843
          Selling, general and administrative      1,847       2,180
                                                --------    --------

              Operating loss                        (221)       (337)
          Other income                               535         638
                                                --------    --------

              Earnings before income taxes           314         301
          Income tax expense                          26          33
                                                --------    --------

              Net earnings                      $    288    $    268
                                                ========    ========
          Earnings per share                    $    .06    $    .06
                                                ========    ========


         The key assumptions in the pro forma results of operations relate to the following:

         (1)      The transaction was consummated on January 1, 1996.
         (2) Compensation expense was adjusted to add the new employees' cost and to deduct the terminated employees' cost.
         (3) The net operating loss was utilized to reduce the maximum amount of taxable income possible.

         The following discussion and analysis provides information regarding the results of operations of the Company and its subsidiaries for the three months ended March 31, 1997 and pro forma operations for the three months ended March 31, 1996. All material balances and transactions between Monterey Homes Corporation and its subsidiaries have been eliminated. This discussion should be read in conjunction with the Company's and Subsidiaries' financial statements contained elsewhere in this Prospectus. In the opinion of management, the unaudited interim data reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the Company's financial position and results of operations for the periods presented. The results of operations for any interim period are not necessarily indicative of results to be expected for a full fiscal year.

         Home Sales Revenue

         Home sales revenue for any period is the product of the number of units closed during the period and the average sales price per unit. The following table presents comparative first quarter 1997 and 1996 housing revenues (dollars in thousands):


                                   Quarter Ended       Dollar/Unit    Percentage
(Dollars in Thousands)                March 31           Increase      Increase
                                 1997         1996      (Decrease)    (Decrease)
                                 ----         ----      ----------    ----------
Dollars ....................    $12,573      $14,767      ($2,194)       (14.9%)
Units Closed ...............         40           53          (13)       (24.5%)
Average Sales Price ........    $ 314.3      $ 278.6      $  35.7         12.8%

         Home sales revenue decreased 14.9% due to 13 fewer closings during the first quarter of 1997. The average sales price increased 12.8% due to closing higher priced homes in 1997. In the first quarter of 1996, 23 lower priced condominium units were closed. There were no condominium closings in the first quarter of 1997 as this project was sold out in 1996.

         Gross Profit

         Gross profit equals home sales revenue, net of housing cost of sales, which include developed lot costs, units construction costs, amortization of common community costs (such as the cost of model complex and architectural, legal, and zoning costs), interest, sales tax, warranty, construction overhead, and closing costs. The following table presents comparative first quarter 1997 and 1996 housing gross profit (dollars in thousands):


                                    Quarter Ended      Dollar/Unit    Percentage
(Dollars in Thousands)                 March 31          Increase      Increase
                                  1997         1996     (Decrease)    (Decrease)
                                  ----         ----     ----------    ----------
Dollars ....................    $  1,626    $  1,843      ($ 217)       (11.8%)
Percent of Housing Revenues        12.9%       12.5%         .4%          3.2%

The 11.8% decrease in dollar gross profit is a result of 13 fewer closings in the first quarter of 1997.

         Selling, General, and Administrative Expenses

         Selling, general, and administrative expenses, which include advertising, model and sales office, sales administration, commissions, and corporate overhead costs, were $1.8 million for the first quarter of 1997, as compared to $2.2 million for the same period in 1996, a decrease of 8%. This change was caused mainly by fewer home closings and higher administrative and corporate costs paid in 1996 than in 1997.

         Development Projects

         At March 31, 1997, the Company had 14 subdivisions under various stages of development. The Company was actively selling in 11 subdivisions, was sold out in one subdivision, and was in various stages of preparation to open for sales in two subdivisions. The Company owns the underlying land in seven subdivisions subject to bank acquisition financing, and the underlying land in two subdivisions free from any acquisition financing. The lots in the remaining five subdivisions are purchased from developers on a rolling option basis. During the first quarter of 1997, the Company purchased one new subdivision and entered into one new rolling lot option contract to increase the lots available to the Company in one existing subdivision. Depending on market conditions, management may elect to make additional selective property acquisitions throughout the remainder of the current year.

         Net Orders

Net orders for any period represent the number of units ordered by customers (net of units canceled) multiplied by the average sales price per units ordered. The following table presents comparative first quarter 1997 and 1996 net orders (dollars in thousands):


                                    Quarter Ended
(Dollars in Thousands)                 March 31        Dollar/Unit    Percentage
                                  1997         1996      Increase      Increase
                                  ----         ----     ----------    ----------
Dollars.....................    $ 27,868    $ 15,490     $12,378         79.9%
Units Ordered...............          81          59          22         37.3%
Average Sales Price ........    $  344.1    $  262.5     $  81.6         31.1%

         The dollar volume of net orders increased by 79.9% over the 1996 first quarter due primarily to an increase in average sales price and higher unit sales. The increase in average sales price was caused by activity in a new semi-custom subdivision with higher priced homes. The increase in net orders has generally been caused by an increase in the number of subdivisions actively open for sales to eleven in 1997 from six in 1996.

         Monterey does not include sales which are contingent on the sale of the customer's existing home as orders until the contingency is removed. Historically, Monterey has experienced a cancellation rate of less than 16% of gross sales.

         Net Sales Backlog

         Backlog represents net orders of Monterey which have not closed. The following table presents comparative March 31, 1997 and 1996 net sales backlog (dollars in thousands):


                                    Quarter Ended
(Dollars in Thousands)                 March 31        Dollar/Unit    Percentage
                                  1997         1996      Increase      Increase
                                  ----         ----     ----------    ----------
Dollars.....................    $ 61,224    $ 40,602     $20,622         50.8%
Units in Backlog............         161         150          11         7.3%
Average Sales Price.........    $  380.3    $  270.7     $ 109.6         40.5%

         Dollar backlog increased 50.8% over the prior year due to an increase in units in backlog and by an increase in average sales price. Average sales price has increased due to the sell out of lower priced Vintage Condominium subdivision and the opening of a higher priced semi-custom subdivision. Units in backlog have increased 7.3% over the prior year due to the increase in net orders.

         Seasonality

         Monterey has historically closed more units in the second half of the fiscal year than in the first half, due in part to the slightly seasonal nature of the market for their semi-custom, luxury product homes. Management expects that this seasonal trend will continue in the future, but may change slightly as operations expand within the move-up segment of the market.

               Pro Forma Results of Operations for the Years Ended
                           December 31, 1996 and 1995

         To assist in the understanding of those operations of the Company considered in light of the operations of Monterey, management has prepared pro forma condensed combined operating results for the years ended December 31, 1996 and 1995 and they reflect the impact of combining Monterey with the Company as though the acquisition occurred on January 1, 1995. These results are presented only for purposes of analysis and they are not meant to be indicative of future results of operations, nor are they meant to be considered for purposes other than additional information.


                                            Pro Forma Results of Operations
                                            For the Year ended December 31,
                                          ------------------------------------
                                                     1996     1995
                                   (Dollars in thousands, except per share data)

           Sales revenue                           $87,754   $71,491
           Cost of sales                            75,099    60,557
                                                   -------   -------

                    Gross profit                    12,655    10,934
           Selling, general and administrative       7,777     6,792
                                                   -------   -------

                    Operating income                 4,878     4,142
           Other income                              1,998     2,836
                                                   -------   -------

                    Earnings before income taxes     6,876     6,978
           Income tax expense                          756       768
                                                   -------   -------

                    Net earnings                   $ 6,120   $ 6,210
                                                   =======   =======
           Earnings per share                      $  1.27   $  1.28
                                                   =======   =======



         The key assumptions in the pro forma results of operations relate to the following:

         (1)      The transaction was consummated on January 1, 1995.
         (2) Compensation expense was adjusted to add the new employees' cost and to deduct the terminated employees' cost.

         (3) The net operating loss was utilized to reduce the maximum amount of taxable income possible.

         Home Sales Revenue

         The following table presents comparative 1996 and 1995 home sales revenue.


                                    Year Ending        Dollar/Unit    Percentage
(Dollars in Thousands)              December 31          Increase      Increase
                                  1996         1995     (Decrease)    (Decrease)
                                  ----         ----     ----------    ----------
Dollars.....................    $ 86,829    $ 67,926     $18,903         27.8%
Units Closed................         307         239          68         28.5%
Average Sales Price.........    $  282.8    $  284.2       ($1.4)        (1.0%)

         The increase in revenues of approximately $19 million during 1996 over the previous year was caused by the increase in unit closings partially offset by lower average sales prices. The average sales price decreased from the prior year due to an increase in closings produced by Monterey's lower priced move-up subdivisions, which made up approximately 55% of the homes closed in 1996. The average sales price of Monterey's luxury, semi-custom product line is in excess of $300,000 and Monterey's move-up product line averages $205,000. Unit closings increased due to the growth in the number of subdivisions producing home closings from nine in the prior year to fifteen in 1996.

         Land Sales Revenue

         Monterey closed one land sale during 1996, which produced revenue of $925,000 and gross profit of $506,000 and sold one land parcel during 1995, which produced revenue of $3,565,000 and gross profit of $433,000.

         Gross Profit

         The following table presents comparative 1996 and 1995 gross profit.


                                     Year Ending       Dollar/Unit    Percentage
(Dollars in Thousands)               December 31         Increase      Increase
                                  1996         1995     (Decrease)    (Decrease)
                                  ----         ----     ----------    ----------
Dollars.....................    $ 12,665    $ 10,934     $ 1,721         15.7%
Percent of Housing Revenues.       14.6%        16.1%      (1.5%)        (9.3%)

         The increase in gross profit is primarily attributable to a 27.8% increase in dollar revenues offset slightly by a 1.5% decrease in the gross profit margin. The gross profit margin decreased slightly mainly due to higher lot costs and capitalized interest in cost of sales which was mostly offset by lower direct construction costs and construction overhead.

         Interest incurred and capitalized by Monterey was $3,700,000 and $2,240,000 in 1996 and 1995, respectively. Interest amortized and included in cost of sales in 1996 was $2,600,000 compared to $1,700,000 in 1995. As a percentage of revenue the amortized amounts in 1996 and 1995 were 2.8% and 2.4%, respectively.

         Selling, General, and Administrative Expenses

         Selling, general, and administrative expenses were approximately $7.8 million for the year ended December 31, 1996 compared to approximately $6.8 million for 1995. Sales commissions paid in 1996 were $2,581,000 compared to $2,039,000 in 1995, an increase of 27%, based on greater sales volume. There were also increased advertising and overhead expenses generated in supporting a greater number of active subdivisions.

         Net Earnings

         Net earnings decreased to approximately $6.1 million for the year ended December 31, 1996 from approximately $6.2 million for the prior year. This decrease is primarily the result of a $1 million decrease in interest income from real estate loans along with increased selling, general, and administrative expenses offset by greater gross profit recognized from housing revenues.

         Net Orders

         The following table presents comparative 1996 and 1995 net orders.


                                     Year Ending
(Dollars in Thousands)               December 31       Dollar/Unit    Percentage
                                  1996         1995      Increase      Increase
                                  ----         ----     ----------    ----------
Dollars.....................    $ 90,182    $ 59,933     $30,249         50.5%
Units Ordered...............         283         241          42         17.4%
Average Sales Price ........    $  318.6    $  248.7     $  69.9         28.1%


         The dollar volume of net orders increased by 50.5% over the prior year due to an increase in average sales prices and higher unit sales. The average sales price increased due to a greater portion of sales occurring in Monterey's lower-priced move-up communities during the prior year. The increase in net orders is primarily attributable to a greater number of subdivisions open for sale.

         Monterey does not include sales which are contingent upon the sale of the customer's existing home as orders until the contingency is removed. Historically Monterey has experienced a cancellation rate of less than 16% of gross sales.

         Net Sales Backlog

         The following table presents comparative 1996 and 1995 net sales backlog.


                                     Year Ending       Dollar/Unit    Percentage
(Dollars in Thousands)               December 31         Increase      Increase
                                  1996         1995     (Decrease)    (Decrease)
                                  ----         ----     ----------    ----------
Dollars.....................    $ 42,661    $ 37,891     $ 4,770         12.6%
Units Ordered...............         120         144         (24)       (16.7%)
Average Sales Price ........    $  355.5    $  263.1     $  92.4         35.1%

         Dollar backlog increased 12.6% over the December 31, 1995 amount due to an increase in average sales price. Average sales price has increased due to the sell out of Monterey's lower-priced Vintage Condominium subdivision and greater sales in the other move-up communities. Units in backlog decreased due to seasonal fluctuations which cause year-end backlog to typically be lower than at other times during the year.

          Financial and Operating Data of Monterey Prior to the Merger

         As a result of the Merger, management believes that the Combined Financial Data for Monterey for the year ended December 31, 1996, and for each of the years in the five-year period then ended, are also relevant in evaluating the Company's operating results on a going forward basis. Accordingly, the table below sets forth certain financial and operating data regarding Monterey.


                        Monterey Combined Financial Data
                  (Dollars In Thousands, Except Per Share Data)
                             Year Ended December 31,

                                                 1996        1995       1994       1993        1992
                                                 ----        ----       ----       ----        ----
Operating Statement Data:
Total revenues .............................   $ 87,754    $ 71,491   $ 60,941   $ 40,543    $ 35,111
Cost of sales ..............................     74,874      60,332     50,655     34,664      29,544
Selling, general and administrative expenses      6,863       4,899      4,123      3,267       3,383
                                               --------    --------   --------   --------    --------

Operating income ...........................      6,017       6,260      6,163      2,612       2,184
Other income (expense) .....................        (49)        141        102        (92)         32
                                               --------    --------   --------   --------    --------

Net earnings ...............................   $  5,968    $  6,401   $  6,265   $  2,520    $  2,216
                                               ========    ========   ========   ========    ========

                                                                 Year Ended December 31,
                                                 1996        1995       1994       1993        1992
                                                 ----        ----       ----       ----        ----
Operating Data: (Unaudited)
Unit sales contracts (net of cancellations)         283         241        243        167         151
Units closed ...............................        307         239        201        142         133
Units in backlog at end of period ..........        120         144        142        100          75
Aggregate sales value of homes in backlog ..   $ 42,661    $ 37,891   $ 43,981   $ 30,826    $ 19,970
Average sales price per home closed ........   $    283    $    284   $    299   $    285    $    264

                                                                     At December 31,
                                                 1996(1)     1995       1994       1993        1992
                                                 -------     ----       ----       ----        ----
Balance Sheet Data:
Real estate under development ..............   $ 36,501    $ 33,929   $ 17,917   $ 13,736    $  9,553
Total assets ...............................     45,741      42,654     28,820     19,227      12,366
Notes payable ..............................     30,542      24,316     12,255      7,632       3,463
Stockholders' equity .......................      1,783       9,108      6,898      3,121       2,193

----------------------

(1)      Does not reflect the Merger consummated on December 31, 1996

                             BUSINESS OF THE COMPANY

         The Company's business has changed substantially as a result of the Merger. The Company will no longer be engaged primarily in the business of making Real Estate Loans, but instead will be engaged primarily in the homebuilding business -- the business engaged in by Monterey. Accordingly, this section will focus primarily on the operators of Monterey for the periods discussed.

         History of Monterey and Background

         Monterey Management, Inc., an Arizona corporation ("MMI"), and Monterey Homes Corporation, an Arizona corporation ("MHC"), were originally formed by the Monterey Stockholders in 1986 and 1992, respectively. These companies originally operated only in Scottsdale, Arizona and nearby areas. In June of 1996, the
Monterey Stockholders formed Monterey Management - Tucson, Inc., an Arizona corporation ("MM-TI"), and Monterey Homes-Tucson Corporation, an Arizona corporation ("MH-TC"), to operate in the area of Tucson, Arizona. In September of 1996, MMI was merged with and into its Tucson counterpart MM-TI, with MM-TI surviving and changing its name to Monterey Homes Construction II, Inc. (MHC-II), and MHC was merged with and into its Tucson counterpart MH-TC, with MH-TC surviving and changing its name to Monterey Homes Arizona II, Inc. (MHA
II).

         On December 31, 1996, immediately prior to the Merger, MHC II contributed all of its assets and its liabilities and obligations to Monterey Homes Construction I, Inc., an Arizona corporation ("MHC I"), a newly-formed, wholly-owned subsidiary of MHC II, and MHA II contributed all of its assets and its liabilities and obligations to Monterey Homes Arizona I, Inc., an Arizona corporation ("MHA I"), a newly-formed, wholly-owned subsidiary of MHA II. Upon the Merger of MHC II and MHA II into Homeplex, with Homeplex surviving and changing its name to Monterey Homes Corporation, MHC I and MHA I continued as wholly-owned subsidiaries of the Company.

         Monterey designs, builds, and sells single-family, move-up and semi-custom, luxury homes in the Phoenix and Tucson, Arizona metropolitan areas. Monterey achieved revenue growth from $20.4 million in 1991 to $86.8 million in 1996 and achieved pre-tax income of $6 million in 1996. For the quarter ended March 31, 1997, the Company had pre-tax income of $314,000. Monterey attributes this growth principally to the market knowledge and experience of its management team and strong economic conditions in the Phoenix metropolitan area. For the year ended December 31, 1996, Monterey closed 307 homes generating revenues of $86.8 million and as of that date had a backlog of 120 homes under contract. For the quarter ended March 31, 1997, Monterey closed 40 homes generating revenues of $12,573,000 and as of that date had a backlog of 161 homes under contract.

         Industry

         The homebuilding industry is highly competitive and extremely fragmented, and is greatly affected by a number of factors, on both a national and regional level. Among the most vital factors on a national level are interest rates and the influence of the Federal Reserve Board on interest rates. The homebuilding industry's sensitivity to interest rate fluctuations is two-pronged: an increase or decrease in interest rates affects (i) the homebuilding company directly in connection with its cost of borrowed funds for land and project development and working capital and (ii) home buyers' ability and desire to obtain long-term mortgages at rates favorable enough to service a long-term mortgage obligation. Monterey believes that the availability of less expensive mortgage financing vehicles such as variable rate mortgage loans have encouraged potential home buyers moving to high growth areas to be more willing to purchase a new home now and refinance at a later date.

         Business Strategy

         Monterey's business strategy is to provide its customers with quality move-up and semi-custom, luxury homes in prime locations while catering to customers' desires to customize Monterey's offered floor plans. Monterey seeks to distinguish itself from other production homebuilders by offering homes that it believes have distinctive designs and by offering custom home features at prices that offer a better value than generally available.

         Monterey's business strategy focuses on the following elements:

         Quality Product - Distinctive Design Features. Monterey seeks to maximize customer satisfaction by offering homes that are built with quality materials and craftsmanship, exhibit distinctive design, and are situated in premium locations. Its competitive edge in the selling process focuses on the home's features, design, and available custom options. Monterey believes that its homes generally offer higher quality and more distinguished designs within a defined price range or category than those built by its competitors.

         Service. Monterey attempts to involve the customer in every phase of the building process through a series of conferences with the sales staff, project managers, and construction superintendents. This procedure is designed to give the buyer the opportunity to add custom design features and monitor development of the home, creating a sense of participation in and control over the end product.

         Product Breadth. Monterey has two major product lines: luxury and move-up. The luxury market segment is characterized by unique communities in which Monterey builds semi-custom homes. Monterey rarely duplicates its semi-custom floor plans from one community to another, providing customers within each specific community distinctive luxury homes. The move-up market segment is characterized by lower-priced production homes for which floor plans can be used from community to community. Monterey's expansion into the move-up buyer segment of the market reflects its desire to increase its share of the overall housing market in the Phoenix and Tucson metropolitan areas.

         Target Market. Particularly in its luxury home operations, Monterey focuses on the affluent buyer, including professionals and those purchasing second homes and who may live in the Phoenix or Tucson metropolitan areas on a part-time basis. Because of its customer profile and the nature of the semi-custom, luxury segment of the market, Monterey believes that the demand for this product is less cyclical and less sensitive to the adverse effects of interest rate fluctuation than other segments of the homebuilding industry, and is somewhat less affected by economic downturns. For the quarter ended March 31, 1997 approximately 42% and 58% of the Company's revenues were derived from the sale of move-up and semi-custom luxury homes, respectively. For the years ended December 31, 1996, 1995, and 1994, approximately 45% and 55%, 32% and 68%, and 15% and 85%, of Monterey's revenues were derived from the sale of move-up and semi-custom, luxury homes, respectively. Although semi-custom, luxury home sales as a percentage of the Company's total revenues have declined over the last three years due to a greater emphasis on increasing sales of move-up homes, the Company currently expects to continue to derive a significant portion of its revenues from sales of semi-custom, luxury homes.

         Penetration of New Markets. Depending on existing market conditions, Monterey may explore expansion opportunities in other parts of the Western and Southwestern United States. Its strategy in this regard will be to expand first into similar market niches in areas where it perceives an ability to exploit a competitive advantage. The expansion may be effected through acquisitions of homebuilders operating in such geographic markets.

         Conservative Land Acquisition Policy. Monterey has historically pursued, and will continue to pursue, a conservative land acquisition policy. It generally purchases land subject to complete entitlement, including zoning and utilities services, focusing on development sites which it expects will have less than a three-year inventory of lots. These strategies reduce the risks associated with investments in land. Moreover, it controls lots on a non-recourse, rolling option basis in those circumstances in which it is economically advantageous to do so. To date, Monterey has not speculated in raw land held for investment.

         Markets and Products

         Overview. Monterey's operations primarily serve Scottsdale, Northeast Phoenix and Fountain Hills, Arizona (the "Scottsdale Area") and, beginning in the first half of 1996, Tucson and Oro Valley, Arizona (the "Tucson Area"). Monterey believes that both of these areas represent attractive homebuilding markets with opportunity for long-term growth. Monterey also believes that its operations in Scottsdale are well established and that it has developed a reputation for building quality move-up and semi-custom, luxury homes with distinctive designs.

         Monterey's semi-custom, luxury homes are single-story, two to five bedroom homes, ranging in base price from approximately $244,900 to $505,900. Basements are available on some plans. The homes vary in size from 2,540 square feet to 4,530 square feet and are constructed on lots ranging from 5,500 square feet to one acre.

         Monterey also builds single-family, move-up homes on subdivided lots. These are one and two-story detached homes, with two to five bedrooms, ranging in base price from approximately $169,900 to $227,900. The homes range from 1,970 square feet to 3,050 square feet and are constructed on lots ranging from 6,500 square feet to 10,000 square feet.

         The average sales price for all homes closed during the first quarter of 1997 was $314,300. At March 31, 1997, the Company had a total of 81 home purchase contracts in backlog totaling $27,868,000, with an average sales price of $344,100. The average sales price for all homes closed during 1996 and 1995 was $282,800 and $284,200, respectively. At December 31, 1995, Monterey had a total of 144 home purchase contracts in backlog totaling $38 million, with an average sales price of $263,100, while at December 31, 1996, Monterey had 120 home purchase contracts in backlog totaling $43 million, with an average sales price of $355,500.

         Scottsdale, Arizona. For 1995 and prior years, Monterey derived its revenues from operations in the Scottsdale Area. Scottsdale is a relatively affluent city within the Phoenix metropolitan area. In addition, Scottsdale has developed detailed master planning and zoning regulations and the Scottsdale Area has typically appealed to the type of higher-income buyer which Monterey generally targets.

         From 1995 to 1996, permits issued for single-family residential units in the City of Scottsdale decreased 3% from 3,194 to 3,077. Permits issued in the Phoenix metropolitan area increased 8.6% from 24,697 to 26,811 for the same time period. Moreover, although single-family housing permits in the Phoenix metropolitan area were at record levels in 1996, real estate analysts are predicting that new home sales in the Phoenix metropolitan area will slow significantly in 1997 and 1998. Any such slowing in new home sales could have a material adverse affect on the Company's operating results.

         The following table presents information relating to the current communities in the Scottsdale Area served by the Company.

                                                    Number      Number
                                                      of       of Homes
                                                    Homes        in       Number of
                                       Number of    Closed     Backlog      Homes
                                         Homes        at         at       Remaining
                             Total     Sold as of    March      March        at       Estimated
                           Number of    March 31,     31,        31,      March 31,  Average Sales
         Community         Home Sites     1997       1997       1997       1997(1)     Price(2)
         ---------         ----------     ----       ----       ----       -------     --------
Luxury:
Canada Vistas                    41         32         20         12          9        $294,400
DC Ranch (3)                     64        -0-        -0-        -0-         64
Eagle Mountain                   29         15          1         14         14        $432,900
Gainey Village - Casitas         76        -0-        -0-        -0-         76
Gainey Village - Villas         101        -0-        -0-        -0-        101
Lincoln Place                    56         41          1         40         15        $449,150
Portales                         72         67         64          3          5        $364,900
Scottsdale Country Club          23         23         18          5        -0-        $379,900
(Estates)
Scottsdale Country Club          43         43         43        -0-        -0-        $307,600
(Fairway)
SunRidge Canyon                  75         32         12         20         43        $297,100
Tierra Bella                     35         19          9         10         16        $382,500
The Preserve (3)                143        -0-        -0-        -0-        143
                           --------   --------   --------   --------   --------
Luxury Subtotal:                758        272        168        104        486
                           --------   --------   --------   --------   --------
Move-up:
Grayhawk                        147         60         52          8         87        $207,500
Palos Verdes                     72         50         37         13         22        $194,100
                           --------   --------   --------   --------   --------
Move-up Subtotal:               219        110         89         21        109
                           --------   --------   --------   --------   --------
Total Scottsdale Area:          977        382        257        125        595
                           ========   ========   ========   ========   ========

------------------

(1) The "Number of Homes Remaining" is the number of homes that could be built on both the remaining lots available for sale and land to be developed into lots as estimated by Monterey.
(2) "Estimated Average Sales Price" is the current average base sales price of homes offered for sale in each respective community.
(3) Escrow is scheduled to close in the third quarter of 1997 and marketing is currently expected to begin in the fourth quarter of 1997.


         Tucson, Arizona. Monterey began offering homes for sale in the Tucson Area in April 1996. The Tucson Area also has experienced growth over the last five years. Annual building permits issued for single-family residential units in the Tucson Area increased moderately from approximately 5,000 in 1995 to approximately 5,200 in 1996, a 4% increase. Real estate analysts are predicting that new home sales in the Tucson metropolitan area will remain relatively flat in 1997.

         The following table presents information relating to the current communities in the Tucson Area served by the Company.

                                                          Number      Number
                                                            of       of Homes
                                                          Homes        in       Number of
                                             Number of    Closed     Backlog      Homes
                                               Homes        at         at       Remaining  Estimated
                                   Total     Sold as of    March      March        at       Average
                                 Number of    March 31,     31,        31,      March 31,    Sales
         Community              Home Sites      1997       1997       1997       1997(1)    Price(2)
         ---------              ----------      ----       ----       ----       -------    --------
The Lakes at Castle Rock (The         46         15          6          9         31        $354,200
Estates)
The Lakes at Castle Rock (The         66         19          9         10         47        $290,700
Park)
The Lakes at Castle Rock (The         56         38         22         16         18        $193,300
Retreat)
Rancho Vistoso (3)                   144        -0-        -0-        -0-        144            --
                                --------   --------   --------   --------      --------
Total Tucson Area                    312         72         37         35        240
                                ========   ========   ========   ========      ========

------------------
(1) The "Number of Homes Remaining" is the number of homes that could be built on both the remaining lots available for sale and land to be developed into lots as estimated by Monterey.
(2) "Estimated Average Sales Price" is the current average base sales price of homes offered for sale in each respective community.
(3)      Sales currently scheduled to open in the second quarter of 1997.

         Land Acquisition and Development

         Most of the land acquired by Monterey is purchased only after necessary entitlements have been obtained so that Monterey has certain rights to begin development or construction as market conditions dictate. The term "entitlements" refers to development agreements, tentative maps, or recorded plats, depending on the jurisdiction within which the land is located. Entitlements generally give the developer the right to obtain building permits upon compliance with conditions that are usually within the developer's control. Even after entitlements are obtained, Monterey is still required to obtain a variety of other governmental approvals and permits during the development process. The process of obtaining such governmental approvals and permits can substantially delay the development process. In certain situations in the future, Monterey may consider purchasing unentitled property where it perceives an opportunity to build on such property in a manner consistent with its business strategy.

         Monterey selects land for development based upon a variety of factors, including (i) internal and external demographic and marketing studies; (ii) suitability of the projects, which generally are developments with fewer than 150 lots; (iii) suitability for development within a one to three year time period from the beginning of the development process to the delivery of the last house; (iv) financial review as to the feasibility of the proposed project, including projected profit margins, return on capital employed, and the capital payback period; (v) the ability to secure governmental approvals and entitlements; (vi) results of environmental and legal due diligence; (vii) proximity to local traffic corridors and amenities; and (viii) management's judgment as to the real estate market, economic trends, and experience in a particular market. Monterey may consider purchasing larger properties consisting of 200 to 500 lots or more if it deems the situation to have an attractive profit potential and acceptable risk limitation.

         Due to the strong market in the Scottsdale area, the availability of land in the Scottsdale area has decreased and the cost of such land has increased. There can be no assurance that the Company will be able to continue to acquire land in the Scottsdale area on terms that are favorable to the Company. The Company's inability to acquire land in the Scottsdale Area on favorable terms could have a material adverse effect on the Company's business and operating results.

         Monterey effects its land acquisition through purchases and rolling option contracts. Purchases are financed through traditional bank financing or through working capital. To control its investment in land and land acquisition costs, Monterey often utilizes non-recourse, rolling option contracts. Under the terms of such rolling option contracts, Monterey generally pays a non-refundable deposit of approximately 10% of the total option price at the inception of the option and an additional non-refundable deposit each time it purchases lots in a particular subdivision in the form of lot purchase price premiums above the contractual lot purchase price for a certain number of the lots in the development. Under all of its option contracts, Monterey is required to purchase a certain number of lots on a monthly or quarterly basis. In this way, Monterey pays the non-refundable deposit over time as it purchases lots under its option. As a result, Monterey's risk is limited to having paid a higher price in the form of an additional deposit for the lots which it has purchased if it determines not to exercise its option to purchase the remaining lots subject to the option agreement. Monterey's failure to purchase the lots as required under such agreements would result only in Monterey having paid a lot premium in the form of an additional deposit for those lots purchased as of the date of the contract's termination. At March 31, 1997, Monterey was buying lots under five rolling option contracts totaling 323 lots. The option contracts have expiration dates ranging from June 30, 1997 to August 9, 1999.

         Once the land is acquired, Monterey undertakes, where required, development activities, through contractual arrangements with subcontractors, that include site planning and engineering, as well as constructing road, sewer, water, utilities, drainage, and recreational facilities, and other amenities.

         Monterey builds homes in master planned communities with home sites that are along or close in proximity to a major amenity, such as a golf course. These master planned communities are designed and developed by major land developers who develop groups of lots commonly referred to as "super pads" which are sold to a single homebuilder. Monterey typically purchases super pads which contain between 60 and 100 fully entitled lots which are roughly graded and have all utilities and paving brought up to the boundaries of the super pad. Monterey completes the development of each super pad by finishing paving, final grading, and installing all utilities.

         Monterey also develops its own subdivisions by purchasing entitled property and commencing site planning and development activities. In such cases, its employees supervise the land development process.

         Monterey has occasionally used partnerships or joint ventures to purchase and develop land where such arrangements were necessary to acquire the property or appeared to be otherwise economically advantageous to Monterey.
Monterey may continue to consider such arrangements where management perceives an opportunity to acquire land upon favorable terms, minimize risk, and exploit opportunities through seller financing.

         Monterey strives to develop a design and marketing concept for each of its projects, which includes determination of size, style, and price range of the homes, layout of streets, size and layout of individual lots, and overall community design. The product line offered in a particular project depends upon many factors, including the housing generally available in the area, the needs of a particular market, and Monterey's cost of lots in the project. Monterey has utilized an extensive number of floor plans throughout the years, but has offered only about 30 plans in any one year.

         At March 31, 1997, Monterey owned 203 finished lots and had 177 lots under development in the Scottsdale Area. Monterey also had under contract or subject to the satisfaction of purchase contingencies, 99 finished lots and 241 lots under development in the Scottsdale Area.

         At March 31, 1997, Monterey owned 149 finished lots and 55 lots under development in the Tucson Area. At March 31, 1997, Monterey also had under contract or subject to the satisfaction of purchase contingencies, 71 finished lots in the Tucson Area.

         The following table sets forth by project Monterey's land inventory as of March 31, 1997.

                                                                                       Land Under Contract or
                                                                                       ----------------------
                                                         Land Owned                             Option
                                                         ----------                             ------
                                                                 Lots Under                            Lots Under
                                                 Finished        Development        Finished          Development
        Projects                                  Lots           (estimate)           Lots             (estimate)            Total
        --------                                  ----           ----------           ----             ----------            -----
Scottsdale Area:
Canada Vistas                                      21                   -               -                     -               21
DC Ranch (1)                                        -                   -               -                    64               64
Eagle Mountain                                     11                   -              17                     -               28
Gainey Village - Casitas                            0                  76               -                     -               76
Gainey Village - Villas                             0                 101               -                     -              101
Grayhawk                                           24                   -              71                     -               95
Lincoln Place                                      55                   -               -                     -               55
Palos Verdes                                       35                   -               -                     -               35
Portales                                            8                   -               -                     -                8
Scottsdale Country Club (Estates)                   5                   -               -                     -                5
Scottsdale Country Club (Fairway)                   -                   -               -                     -                -
SunRidge Canyon                                    18                   -              11                    34               63
Tierra Bella                                       26                   -               -                     -               26
The Preserve (1)                                    -                   -               -                   143              143
                                         ------------     ---------------     -----------      ----------------      -----------
Total Scottsdale Area:                            203                 177              99                   241              720
                                         ------------     ---------------     -----------      ----------------      -----------
Tucson Area:

The Lakes at Castle Rock (The Estates)             40                   -               -                     -               40
The Lakes at Castle Rock (The Park)                 9                   -              48                     -               57
The Lakes at Castle Rock (The Retreat)             11                   -              23                     -               34
Rancho Vistoso                                     89                  55               -                     -              144
                                         ------------     ---------------     -----------      ----------------      -----------
Total Tucson Area:                                149                  55              71                   -0-              275
                                         ------------     ---------------     -----------      ----------------      -----------
Total:                                            352                 232             170                   241              995
                                         ============     ===============     ===========      ================      ===========

(1) Escrow is scheduled to close in the third quarter of 1997, and marketing currently is expected to begin in the fourth quarter of 1997.

         Construction

         Monterey acts as the general contractor for the construction of its projects. Subcontractors typically are retained on a subdivision-by-subdivision basis to complete construction at a fixed price. Agreements with subcontractors and materials suppliers are generally entered into after competitive bidding on an individual basis. Monterey obtains information from prospective subcontractors and suppliers with respect to their financial condition and ability to perform their agreements prior to commencement of the formal bidding process. From time to time, Monterey enters into longer term contracts with subcontractors and suppliers if management believes that more favorable terms can be secured.

         Contracts are awarded to subcontractors, who are supervised by Monterey's project managers and field superintendents. Such project managers and field superintendents coordinate the activities of subcontractors and suppliers, subject their work to quality and cost controls, and assure compliance with zoning and building codes.

         Monterey specifies that quality, durable materials be used in constructing its homes. Monterey does not maintain significant inventory of construction materials. When possible, Monterey negotiates price and volume discounts with manufacturers and suppliers on behalf of subcontractors to take advantage of its volume of production. Generally, access to Monterey's principal subcontracting trades, materials, and supplies continue to be readily available in each of its markets; however, prices for these goods and services may fluctuate due to various factors, including supply and demand shortages which may be beyond the control of Monterey or its vendors. Monterey believes that its relations with its suppliers and subcontractors are good.

         Monterey generally clusters the homes sold within a project, which management believes creates efficiencies in land development and construction and improves customer satisfaction by reducing the number of vacant lots surrounding a completed home. Typically, the construction of a home by Monterey is completed within four to eight months from commencement of construction, although construction schedules may vary depending on the availability of labor, materials and supplies, product type, and location. Monterey strives to design homes which promote efficient use of space and materials, and to minimize construction costs and time.

         Monterey generally provides a one-year limited warranty on workmanship and building materials with each of its homes. Monterey's subcontractors generally provide an indemnity and a certificate of insurance prior to receiving payments for their work and, therefore, claims relating to workmanship and materials are usually the primary responsibility of Monterey's subcontractors.

         Historically, Monterey has not incurred any material costs relating to any warranty claims or defects in construction.

         Marketing and Sales

         Monterey believes that it has an established reputation for developing high quality homes, which helps generate interest in each new project. In addition, Monterey makes extensive use of advertising and other promotional activities, including magazine and newspaper advertisements, brochures, direct mail, and the placement of strategically located sign boards in the immediate areas of its developments.

         Monterey believes that the effective use of model homes plays an integral part in demonstrating the competitive advantages of its home designs and features to prospective home buyers. Monterey generally employs or contracts with interior designers who are responsible for creating an attractive model home for each product line within a project which is designed to appeal to the preferences of potential home buyers. Monterey generally builds between two and four model homes for each active community depending upon the number of homes to be built within each community and the product to be offered. At March 31, 1997, Monterey owned five model homes in the Scottsdale area, with no model units under construction. There were no model homes under construction nor any owned in the Tucson area at March 31, 1997. Monterey attempts, to the extent possible, to sell its model homes and to lease them back from purchasers who own the models for investment purposes or who do not intend to live in the home immediately, either because they are moving from out of state or for other reasons. At March 31, 1997, Monterey had sold and was leasing back 23 model homes at a total monthly lease amount of $62,200.

         Monterey tailors its product offerings, including size, style, amenities, and price, to attract higher income home buyers. Monterey offers a broad array of options and distinctive designs and provides a home buyer with the option of customizing many features of their new home.

         Most of Monterey's homes are sold by full-time, commissioned sales employees who typically work from the sales office located in the model homes for each project. Monterey's goal is to ensure that its sales force has extensive knowledge of Monterey's operating policies and housing products. To achieve this goal, all sales personnel are trained and attend periodic meetings to be updated on sales techniques, competitive products in the area, the availability of financing, construction schedules, marketing and advertising plans, and the available product lines, pricing, options, and warranties offered by Monterey. Monterey also requires its sales personnel to be licensed real estate agents where required by law. Further, Monterey utilizes independent brokers to sell its homes and generally pays approximately a 3% sales commission on the base price of the home.

         From time to time, Monterey offers various sales incentives, such as landscaping and certain interior home improvements, in order to attract buyers. The use and type of incentives depends largely on prevailing economic conditions and competitive market conditions.

         Backlog

         Although Monterey generally constructs one or two homes per project in advance of obtaining a sales contract, Monterey's homes are generally offered for sale in advance of their construction. The vast majority of the homes sold but not closed in fiscal year 1996 and first quarter 1997 were sold pursuant to standard sales contracts entered into prior to commencement of construction. Such sales contracts are usually subject to certain contingencies such as the buyer's ability to qualify for financing. Homes covered by such sales contracts but not yet closed are considered as "backlog." For a detailed itemization of Monterey's backlog at March 31, 1997, see "Business--Homebuilding Operations of Monterey - Markets and Products." Monterey does not recognize revenue on homes covered by such contracts until the sales are closed and the risk of ownership has been legally transferred to the buyer.

         The Company's backlog in number of units decreased to 120 at December 31, 1996 from 144 at December 31, 1995. The dollar value of such backlog, however, increased to $42,661,000 at December 31, 1996 from $37,891,000 at December 31, 1995. The decrease in the number of units in backlog at December 31, 1996, due to strong fourth quarter 1996 deliveries may result in lower closings in the first quarter of 1997, which will have an adverse effect on the Company's operating results in that quarter. The Company's backlog in number of units increased to 161 at March 31, 1997 from 150 at March 31, 1996. The dollar value of such backlog increased to $61,224,000 at March 31, 1997 from $40,602,000 at March 31, 1996. The increase in the number of units in backlog at March 31, 1997 is due to strong first quarter 1997 sales.

         For  more   information   concerning   the   Company's   backlog,   see
"Management's Discussion and Analysis of Financial Condition and Results of Operations - Pro Forma Results of Operations."

         Customer Financing

         With respect to those purchasers requiring financing, Monterey seeks to assist home buyers in obtaining such financing from unaffiliated mortgage lenders offering qualified buyers a variety of financing options. Monterey may pay a portion of the closing costs and discount mortgage points to assist home buyers with financing. Since many home buyers utilize long-term mortgage financing to purchase a home, adverse economic conditions, increases in unemployment, and high mortgage interest rates may deter and/or reduce the number of potential home buyers.

         Customer Relations and Quality Control

         Management believes that strong customer relations and an adherence to stringent quality control standards are fundamental to Monterey's continued success. Monterey believes that its commitment to customer relations and quality control have significantly contributed to its reputation as a high quality builder.

         Generally, for each development, representatives of Monterey, who may be a project manager or project superintendent, and a customer relations representative, oversee compliance with Monterey's quality control standards.
These representatives allocate responsibility for (i) overseeing home construction; (ii) overseeing performance by subcontractors and suppliers; (iii) reviewing the progress of each home and conducting formal inspections as specific stages of construction are completed; and (iv) regularly updating each buyer on the progress of his or her home.

         Monterey strives to inform and involve the customer in all phases of the building process in most of its communities. Monterey usually holds a pre-construction conference with the customer, sales person, and construction superintendent to review the house plans and design features selected by the customer. A second conference is held at the completion of the framing of the house to review the progress and answer any questions the customer may have. Upon completion of the house, a new home orientation manager meets with the customer for a new home orientation.

         Competition and Market Factors

         The  development   and  sale  of  residential   property  is  a  highly
competitive and fragmented  industry.  Monterey  competes for residential  sales with national, regional, and local developers and homebuilders, resales of existing homes, and, to a lesser extent, condominiums and available rental housing. Some of the homebuilders with whom Monterey competes have significantly greater financial resources and/or lower costs than Monterey. Competition among both small and large residential homebuilders are based on a number of interrelated factors, including location, reputation, amenities, design, quality, and price. Monterey believes that it compares favorably to other homebuilders in the markets in which it operates due primarily to (i) its experience within its specific geographic markets which allows it to develop and offer new products to potential home buyers which reflect, and adapt to, changing market conditions; (ii) its ability, from a capital and resource perspective, to respond to market conditions and to exploit opportunities to acquire land upon favorable terms; and (iii) its reputation for outstanding service and quality products.

         The homebuilding industry is cyclical and affected by consumer confidence levels, prevailing economic conditions in general, and by job availability and interest rate levels in particular. A variety of other factors affect the homebuilding industry and demand for new homes, including changes in costs associated with home ownership such as increases in property taxes and energy costs, changes in consumer preferences, demographic trends, the availability of and changes in mortgage financing programs, and the availability and cost of land and building materials. Real estate analysts are predicting that new home sales in the Phoenix metropolitan area may slow significantly in 1997 and 1998 and that sales in the Tucson metropolitan area will remain relatively flat in 1997. Such a slowing in new home sales would increase competition among homebuilders in these areas. There can be no assurance that the Company will be able to compete successfully against other homebuilders in the Phoenix and Tucson metropolitan areas in a more competitive business environment that would result from such a slowing in new home sales or that such increased competition will not have a material adverse affect on the Company's business and operating results.

         Government Regulation and Environmental Matters

         Most of Monterey's land is purchased with entitlements, providing for zoning and utility service to project sites and giving it the right to obtain building permits and begin construction almost immediately upon compliance with specified conditions, which generally are within Monterey's control. The length of time necessary to obtain such permits and approvals affects the carrying costs of unimproved property acquired for the purpose of development and construction. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules, and regulations, and their interpretation and application. To date, the government approval processes discussed above have not had a material adverse effect on the development activities of Monterey. There can be no assurance, however, that these and other restrictions will not adversely affect Monterey in the future.

         Because most of Monterey's land is entitled, construction moratoriums generally would only adversely affect Monterey if they arose from health, safety, and welfare issues, such as insufficient water or sewage facilities. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. These fees are normally established when Monterey receives recorded final maps and building permits. However, as Monterey expands it may also become increasingly subject to periodic delays or may be precluded entirely from developing communities due to building moratoriums, "slow-growth" initiatives, or building permit allocation ordinances which could be implemented in the future in the states and markets in which Monterey may then operate.

         Monterey is also subject to a variety of local, state, and federal statutes, ordinances, rules, and regulations concerning the protection of health and the environment. In the principal market of Scottsdale, Monterey is subject to several environmentally sensitive land ordinances which mandate open space areas with public easements in housing developments. Monterey must also comply with flood plain concerns in certain desert wash areas, native plant regulations, and view restrictions. These and similar laws may result in delays, cause Monterey to incur substantial compliance and other costs, and prohibit or severely restrict development in certain environmentally sensitive regions or areas. To date, however, compliance with such ordinances has not materially affected Monterey's operations. No assurance can be given that such a material adverse effect will not occur in the future.

         Bonds and Other Obligations

         Monterey generally is not required, in connection with the development of its projects, to obtain letters of credit and performance, maintenance, and other bonds in support of its related obligations with respect to such development. Such bonds are usually provided by subcontractors.

         Employees and Subcontractors

         At March 31, 1997, Monterey had 92 employees, of which 16 were in management and administration, 27 in sales and marketing, and 49 in construction operations. The employees are not unionized and Monterey believes that its relations with its employees are good. Monterey acts solely as a general contractor and all of its construction operations are conducted through project managers and field superintendents who manage third party subcontractors. Monterey utilizes independent contractors for construction, architectural, and advertising services.

                    Real Estate Loan Business Prior to Merger

         Prior to the Merger, the Company made or acquired short-term and intermediate-term Real Estate Loans. A short-term loan generally has a maturity of one year or less and an intermediate-term loan generally has a maturity of not more than three years.

         In the latter half of 1995, in anticipation of a potential acquisition transaction, the Company slowed its origination of Real Estate Loans. The following table sets forth information relating to the Company's only outstanding Real Estate Loan at December 31, 1996 and March 31, 1997.

                                                                                         Amount
                                                                                       Outstanding          Amount
                                                                                           at             Outstanding
                                   Interest                                           December 31,            at
          Description                Rate                Payment Terms                    1996          March 31, 1997
          -----------                ----                -------------                    ----          --------------
First Deed of Trust on 41 acres       16%     Interest only monthly, principal due     $1,696,000         $1,491,000
of land in Gilbert, Arizona,                  October 18, 1997.
face value of $2,800,000.

         The above loan was current at March 31, 1997. The Company does not intend to make any additional Real Estate Loans in the future.

                    Mortgage Assets Acquired Prior to Merger

         Prior to the Merger, the Company acquired a number of mortgage assets as described herein, consisting of mortgage interests (commonly known as "residuals") and mortgage instruments. Mortgage instruments consist of mortgage certificates representing interests in pools of residential mortgage loans ("Mortgage Certificates").

         Mortgage interests entitle the Company to receive net cash flows (as described below) on mortgage instruments securing or underlying Mortgage Securities and are treated for federal income tax purposes as interests in real estate mortgage investments conduits ("REMICs") under the Code. Substantially all of the Company's mortgage instruments and the mortgage instruments underlying the Company's mortgage interests currently secure or underlie mortgage-collateralized bonds ("CMOs"), mortgage pass-through certificates ("MPCs"), or other mortgage securities (collectively, "Mortgage Securities").

         The Company's mortgage assets generate net cash flows ("Net Cash Flows") which result primarily from the difference between (i) the cash flows on mortgage instruments (including those securing or underlying various series of Mortgage Securities as described herein) together with reinvestment income thereon and (ii) the amount required for debt service payments on such Mortgage Securities, the costs of issuance and administration of such Mortgage Securities, and other borrowing and financing costs of the Company. The revenues received by the Company are derived from the Net Cash Flows received directly by the Company as well as any Net Cash Flows received by trusts in which the Company has a beneficial interest to the extent of distributions to the Company as the owner of such beneficial interest.

         Mortgage Certificates consist of fully-modified pass-through mortgage-backed certificates guaranteed by GNMA ("GNMA Certificates"), mortgage participation certificates issued by FHLMC ("FHLMC Certificates"), guaranteed mortgage pass-through certificates issued by FNMA ("FNMA Certificates"), and certain other types of mortgage certificates and mortgage- collateralization obligations ("Other Mortgage Certificates").

         Mortgage Securities consisting of CMOs and MPCs typically are issued in series. Each such series generally consists of several serially maturing classes secured by or representing interests in mortgage instruments. Generally, payments of principal and interest received on the mortgage instruments (including prepayments on such mortgage instruments) are applied to payments. Certain Classes of the Mortgage Securities will be subject to redemption at the option of the issuer of such series or upon the instruction of the Company (as the holder of the residual interest in the REMICs with respect to the other Mortgage Securities Classes subject to redemption) on the dates specified herein in accordance with the specific terms of the related Indenture, Pooling Agreement, or Trust Agreement, as applicable. Certain Classes which represent the residual interest in the REMIC with respect to a series of Mortgage
Securities (referred to as "Residual Interest Classes") generally also are entitled to additional amounts, such as the remaining assets in the REMIC after the payment in full of the other Classes of the same series of Mortgage Securities and any amount remaining on each payment date in the account in which distributions on the mortgage instruments securing or underlying the Mortgage Securities are invested after the payment of principal and interest on the related Mortgage Securities and the payment of expenses.

         As of March 31, 1997, the Company owned mortgage interests with respect to eight separate series of Mortgage Securities with a net amortized cost balance of approximately $3,817,000. This cost represents the aggregate purchase price paid for such mortgage interests less the amount of distributions on such mortgage interests received by the Company representing a return of investment.

         As a result of the Merger and the termination of the Company's REIT status, the Company does not intend to acquire any additional mortgage assets. The Company may elect in the future to (i) hold the mortgage assets to maturity,
(ii) redeem the mortgage assets on or after the allowable redemption dates specified in the controlling agreement, or (iii) sell the mortgage assets. The impact of each of the foregoing actions on the Company's operating results is set forth under "Risk Factors -- Mortgage Asset Considerations" above.

                                   PROPERTIES

         The Company leases approximately 11,000 square feet of office space for its corporate headquarters from a limited liability company ("LLC") owned by Messrs. Cleverly and Hilton in an approximately 14,000 square foot office building in Scottsdale, Arizona. Monterey leases the space on a five-year lease (ending September 1, 1999), net of taxes, insurance and utilities, at an annual rate which management believes is competitive with lease rates for comparable space in the Scottsdale area. Rents paid to the LLC totaled $173,160 and $164,394 during fiscal years 1996 and 1995, respectively. For the first quarter of 1997, rent paid to the LLC totaled $46,011. The Company has an option to expand its space in the building and to renew the lease for additional terms at rates which are competitive with those in the market at such time. Management believes that the terms of the lease are no less favorable than those which it could obtain in an arm's length negotiated transaction. The Company leases approximately 1,500 square feet of office space in Tucson, Arizona. The lease term is for 37 months commencing on October 1, 1995 at an initial annual rent of $13.74 per square foot, increasing during the term of the lease to an ending rate of $15.74 per square foot.

         The Company also leases, on a triple net basis, 23 model homes. Such leases are for terms ranging from 2 months to 27 months, with renewal options ranging from 30 days to over 1 year, on a month-to-month basis. The lease rates are typically equal to 7% to 12% of the sales price of the homes per annum.

                                LEGAL PROCEEDINGS

         The Company is involved in various routine legal proceedings incidental to its business. Management believes that none of these legal proceedings, certain of which are covered by insurance, will have a material adverse impact on the financial condition or results of operations of the Company.

                                  LEGAL MATTERS

         The validity of the issuance of the Shares has been passed on for the Company by Hughes & Luce, L.L.P., Dallas, Texas.

                                     EXPERTS

         The consolidated financial statements of Monterey Homes Corporation as of December 31, 1995 and for each of the two years in the period ended December 31, 1995 included in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The consolidated financial statements of Monterey Homes Corporation as of December 31, 1996 and for the year then ended have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Annual Audited Financial Statements:

Report of Independent Accountants.........................................................................       F-2

Report of Independent Auditors............................................................................       F-3

Consolidated Balance Sheets, December 31,
     1995 and 1996........................................................................................       F-4

Consolidated Statements of Operations for
     the years ended December 31, 1994, 1995
     and 1996.............................................................................................       F-5

Consolidated Statements of Cash Flows
     for the years ended December 31, 1994, 1995
     and 1996.............................................................................................       F-6

Consolidated Statement of Changes in
     Stockholders' Equity for the years ended
     December 31, 1994, 1995 and 1996.....................................................................       F-7

Notes to Consolidated Financial Statements................................................................       F-8

Unaudited Consolidated Financials Statements:

Consolidated Balance Sheets as of March 31, 1997
     and December 31, 1996................................................................................       F-22

Consolidated Statements of Earnings for the
     Three Months ended March 31, 1997 and 1996...........................................................       F-23

Consolidated Statements of Cash Flows for the
     Three Months ended March 31, 1997 and 1996...........................................................       F-24

Notes to Consolidated Financial Statements................................................................       F-25

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Monterey Homes Corporation


         We have audited the accompanying consolidated balance sheet of Monterey Homes Corporation and subsidiaries (previously known as Homeplex Mortgage Investments Corporation and subsidiaries) as of December 31, 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above, present fairly in all material respects, the financial position of Monterey Homes Corporation and subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                             KPMG PEAT MARWICK LLP

Phoenix, Arizona
February 21, 1997

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Monterey Homes Corporation


We have audited the accompanying consolidated balance sheet of Monterey Homes Corporation and subsidiaries (previously known as Homeplex Mortgage Investments Corporation and subsidiaries) as of December 31, 1995 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Monterey Homes Corporation and subsidiaries as of December 31, 1995 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                             ERNST & YOUNG LLP

Phoenix, Arizona
February 13, 1996

                   MONTEREY HOMES CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1996 and 1995

                                                                                       1996            1995
                                                                                       ----            ----
ASSETS
     Cash and cash equivalents                                                     $ 15,567,918    $  3,347,243
     Short-term investments (Note 3)                                                  4,696,495       8,969,100
     Real estate loans and other receivables (Note 4)                                 2,623,502       4,047,815
     Real estate under development (Note 5)                                          35,991,142            --
     Option deposits                                                                    546,000            --
     Residual interests (Note 6)                                                      3,909,090       5,457,165
     Other assets                                                                       940,095         356,684
     Funds held by Trustee                                                                 --         5,637,948
     Deferred tax asset (Note 11)                                                     6,783,000            --
     Goodwill (Note 10)                                                               1,763,488            --
                                                                                   ------------    ------------
                                                                                   $ 72,820,730    $ 27,815,955
                                                                                   ============    ============
LIABILITIES
     Accounts payable and accrued liabilities                                      $ 10,569,872    $  1,549,481
     Home sale deposits                                                               4,763,518            --
     Notes payable (Note 7)                                                          30,542,276       7,818,824
                                                                                   ------------    ------------

        Total Liabilities                                                            45,875,666       9,368,305
                                                                                   ------------    ------------

STOCKHOLDERS'  EQUITY (Notes 8 and 10) Common  stock,  par value $.01 per share;
     50,000,000 shares authorized;  issued and outstanding - 4,580,611 shares at
     December 31, 1996, and 3,291,885 shares at
     December 31, 1995                                                                   45,806          32,919
     Additional paid-in capital                                                      92,643,658      84,112,289
     Accumulated deficit                                                            (65,334,117)    (65,287,275)
     Treasury stock - 53,046 shares                                                    (410,283)       (410,283)
                                                                                   ------------    ------------

        Total Stockholders' Equity                                                   26,945,064      18,447,650
                                                                                   ------------    ------------

     Commitments and contingencies (Notes 9 and 12)
                                                                                   $ 72,820,730    $ 27,815,955
                                                                                   ============    ============

See accompanying notes to consolidated financial statements.

                   MONTEREY HOMES CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  Years Ended December 31, 1996, 1995 and 1994

                                                           1996           1995           1994
                                                           ----           ----           ----
Income (loss) from Mortgage Assets
     Interest income on real estate loans              $   571,139    $ 1,618,308    $ 1,112,445
     Income (loss) from residual interests (Note 6)      1,039,247      1,283,045     (2,662,734)
     Other income                                          633,449        663,343        347,882
                                                       -----------    -----------    -----------

                                                         2,243,835      3,564,696     (1,202,407)
                                                       -----------    -----------    -----------
Expenses
     Interest                                              237,945        868,414      1,382,951
     General, administration and other                   1,683,407      1,599,157      1,938,047
                                                       -----------    -----------    -----------

                                                         1,921,352      2,467,571      3,320,998
                                                       -----------    -----------    -----------

Income (loss) before income tax expense and
     extraordinary loss from early extinguishment of
     debt                                                  322,483      1,097,125     (4,523,405)
Income tax expense (Note 11)                                26,562           --             --
                                                       -----------    -----------    -----------

Income (loss) before extraordinary loss from early
     extinguishment of debt                                295,921      1,097,125     (4,523,405)
Extraordinary loss from early extinguishment
     of debt (Note 7)                                     (148,433)          --             --
                                                       -----------    -----------    -----------

Net Income (loss)                                      $   147,488    $ 1,097,125    ($4,523,405)
                                                       ===========    ===========    ===========

Earnings (loss) per share:
Income before extraordinary loss from early
     extinguishment of debt                            $      0.09    $      0.34    ($     1.40)
Extraordinary loss from early extinguishment of debt         (0.05)          --             --
                                                       -----------    -----------    -----------

Net Income (loss)                                      $      0.04    $      0.34    ($     1.40)
                                                       ===========    ===========    ===========

     Dividends declared per share                      $      0.06    $      0.09    $      0.06
                                                       ===========    ===========    ===========

     Weighted average common shares outstanding          3,334,562      3,245,767      3,240,204
                                                       ===========    ===========    ===========

          See accompanying notes to consolidated financial statements.

                   MONTEREY HOMES CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1996, 1995 and 1994

                                                                         1996            1995            1994
                                                                         ----            ----            ----
Cash flows from operating activities:
   Net income (loss)                                                 $    147,488    $  1,097,125    ($ 4,523,405)
   Adjustments to reconcile net income (loss) to net cash provided by operating activities:

       Extraordinary loss from early extinguishment of debt               148,433            --              --
       Depreciation and amortization                                       38,300         122,970         332,429
       Amortization of residual interests                               1,548,076       2,196,394       6,738,000
       (Increase) decrease in other assets                                153,350         370,454        (361,675)
       Increase (decrease) in accounts payable and accrued
           liabilities                                                    317,094        (272,828)        243,789
       Net write-downs and non-cash losses on residual interests             --              --         3,342,773
                                                                     ------------    ------------    ------------
   Net cash provided by operating activities                            2,352,741       3,514,115       5,771,911
                                                                     ------------    ------------    ------------

Cash flows from investing activities:
   Cash acquired in Monterey Merger (Note 10)                           6,495,255            --              --
   Cash paid for Merger costs (Note 10)                                  (779,097)           --              --
   Principal payments received on real estate loans                     3,710,000       9,114,000         670,000
   Real estate loans funded                                            (1,358,457)     (3,902,000)     (9,610,000)
   (Increase) decrease in short term investments                        4,272,605      (8,969,100)           --
   Decrease in funds held by Trustee                                    5,637,948       1,082,549       2,040,528
                                                                     ------------    ------------    ------------

       Net cash provided by (used in) investing activities             17,978,254      (2,674,551)     (6,899,472)
                                                                     ------------    ------------    ------------

Cash flows from financing activities:
   Repayment of borrowings                                             (7,818,824)     (3,964,000)     (8,143,532)
   Distributions to shareholders                                         (291,496)       (194,330)       (291,952)
   Repurchases of common stock, net of common stock issuances                --              --           (17,480)
                                                                     ------------    ------------    ------------

       Net cash used in financing activities                           (8,110,320)     (4,158,330)     (8,452,964)
                                                                     ------------    ------------    ------------

Net increase (decrease) in cash and cash equivalents                   12,220,675      (3,318,766)     (9,580,525)
Cash and cash equivalents at beginning of year                          3,347,243       6,666,009      16,246,534
                                                                     ------------    ------------    ------------

Cash and cash equivalents at end of year                             $ 15,567,918    $  3,347,243    $  6,666,009
                                                                     ============    ============    ============

Supplemental disclosure of cash flow information:
   Cash paid for interest                                            $    286,276    $    804,113    $  1,245,952
                                                                     ============    ============    ============

          See accompanying notes to consolidated financial statements.

                  MONTEREY HOMES CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                  Years Ended December 31, 1996, 1995 and 1994

                                                                      Additional
                                          Number         Common        Paid-in      Accumulated       Treasury
                                        of Shares         Stock        Capital        Deficit          Stock            Total
                                       ------------   ------------   ------------   ------------    ------------    ------------
Balance at December 31, 1993              3,291,885   $     32,919   $ 84,112,289   ($61,375,169)   ($   392,802)     22,377,237
Treasury stock acquired - 5,067 shares         --             --             --             --           (17,481)        (17,481)
Net loss                                       --             --             --       (4,523,405)           --        (4,523,405)
Dividend declared                              --             --             --         (194,330)           --          (194,330)
                                       ------------   ------------    ------------    ------------

Balance at December 31, 1994              3,291,885         32,919     84,112,289    (66,092,904)       (410,283)     17,642,021
Net income                                     --             --             --        1,097,125            --         1,097,125
Dividend declared                              --             --             --         (291,496)           --          (291,496)
                                       ------------   ------------    ------------    ------------

Balance at December 31, 1995              3,291,885         32,919     84,112,289    (65,287,275)       (410,283)     18,447,650
Net income                                     --             --             --          147,488            --           147,488
Dividend declared                              --             --             --         (194,330)           --          (194,330)
Shares issued in connection with          1,288,726         12,887      8,531,369           --              --         8,544,256
                                       ------------   ------------   ------------   ------------    ------------    ------------
Merger
     (Note 10)

Balance at December 31, 1996              4,580,611   $     45,806   $ 92,643,658   ($65,334,117)   ($   410,283)   $ 26,945,064
                                       ============   ============   ============   ============    ============    ============

          See accompanying notes to consolidated financial statements.

                   MONTEREY HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

       Monterey Homes Corporation (previously Homeplex Mortgage Investments Corporation), the Company, commenced operations in July 1988. Prior to the Merger (see Note 10), the Company's main line of business was investing in mortgage certificates securing collateralized mortgage obligations (CMOs), interests relating to mortgage participation certificates (MPCs) (collectively residual interests) and loans secured by real estate (see Notes 4 and 3, respectively).

       The combined entities intend to continue with Monterey Homes' building operations as its main line of business. The operations are currently conducted primarily in the Phoenix, Scottsdale and Tucson, Arizona markets, which are significantly impacted by the strength of surrounding real estate markets and levels of interest rates offered on home mortgage loans. The Arizona real estate market is currently experiencing strong growth and current home mortgage interest rates are favorable for home buyers and sellers, although recent reports project a slowing in housing demand in the metropolitan Phoenix area, and housing permits in the Tucson metropolitan area have increased only slightly from 1995 to 1996. A decline in the Arizona real estate market or an increase in interest rates could have a significant impact on the Company's operating results and estimates made by management. The Company utilizes various suppliers and subcontractors and is not dependent on individual suppliers or subcontractors.

       Basis of Presentation

       The consolidated  financial  statements  include the accounts of Monterey
Homes   Corporation   and  its   wholly-owned   subsidiaries.   All  significant
intercompany balances and transactions have been eliminated in consolidation.

       Upon consummation of the Merger a one-for-three reverse stock split of the Company's issued and outstanding common stock, $.01 par value per share, was effected. Except as otherwise indicated, the share information contained herein reflects the one-for-three reverse stock split.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Cash and Cash Equivalents

       For purposes of the consolidated statements of cash flows, the Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents of approximately $856,000 at December 31, 1996, is restricted as collateral for the payment of the Company's short-term credit facility (Note 7).

       Real Estate Under Development

       Real estate under development includes undeveloped land and developed lots, homes under construction in various stages of completion and completed homes. The Company values its real estate under development in accordance with Statement of Financial Accounting Standards (SFAS) No. 121,

"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Accordingly, amounts are carried at cost unless expected future net cash flows (undiscounted and without interest) are less than cost and then amounts are carried at estimated fair value less cost to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations or liquidity. Costs capitalized include direct construction costs for homes, development period interest and certain common costs which benefit the entire subdivisions. Cost of sales include land acquisition and development costs, direct construction costs of the home, development period interest and closing costs, and an allocation of common costs. Common costs are allocated on a subdivision by subdivision basis to residential lots based on the number of lots to be built in the subdivision, which approximates the relative sales value method.

       Deposits paid related to options to purchase land are capitalized and included in option deposits until the related land is purchased. Upon purchase of the land, the related option deposits are transferred to real estate under development.

       Residual Interests

       Interests relating to mortgage participation certificates and residual interest certificates are accounted for as described in Note 6.

       Property and Equipment

       Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Net property and equipment was $268,096 and $11,195 at December 31, 1996 and 1995, respectively, and is included in other assets in the accompanying consolidated balance sheets for those years.

       Goodwill

       Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over 20 years, which is the expected period to be benefited. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

       Income Taxes

       The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in future years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations as an adjustment to the effective income tax rate in the period that includes the enactment date.

       Net Income (Loss) Per Share

       For 1996 and 1995, primary net income per share is calculated using the weighted average number of common and common stock equivalent shares outstanding during the year. Common stock equivalents of 92,224 and 6,928 in 1996 and 1995, respectively, consist of dilutive stock options and contingent stock. Net loss per share for 1994 is calculated using the weighted average number of common shares outstanding during the year.

       Use of Estimates

       Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles.
Actual results could differ from these estimates.

       Fair Value of Financial Instruments

       The carrying amounts of the Company's receivables, cash and cash equivalents, option deposits, accounts payable and accrued liabilities and home sale deposits approximate their estimated fair values due to the short maturity of these assets and liabilities. The fair value of the Company's short-term investments and residual interests is discussed in Notes 3 and 6, respectively. The carrying amount of the Company's notes payable approximates fair value because the notes are at interest rates comparable to market rates based on the nature of the loans, their terms and the remaining maturity. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company would pay or receive in actual market transactions.

       Stock Option Plan

       Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

       Reclassifications

       Certain 1995 and 1994 amounts have been reclassified to conform with the 1996 financial statement presentation.

NOTE 3 - SHORT-TERM INVESTMENTS

       At December 31,  1996,  short-term  investments,  recorded at fair value, consist of three CMO PAC bonds with a combined principal balance of approximately $4,700,000, estimated yields to maturity of approximately 5.2% to 5.4% and estimated maturities of approximately two to four months. At December 31, 1995, short-term investments consisted of a Treasury Bill with a face amount of $9,000,000, maturity date of January 25, 1996 and an estimated yield to maturity of 5.30%. Short-term investments are restricted as collateral for the payment of the Company's short-term credit facility (Note 7).

NOTE 4 - REAL ESTATE LOANS AND OTHER RECEIVABLES

       The following is a summary of the real estate loans and other receivables outstanding at December 31:

                                    Interest          Payment                          Principal and
          Description                 Rate             Terms                        Carrying Amount (1)
          -----------                 ----             -----                        -------------------

                                                                                    1996           1995
                                                                                    ----           ----
First Deed of Trust on
41 acres of land in Gilbert,                     Interest only monthly,
Arizona, face amount of                          principal
$2,800,000. (2)                        16%       due October 18, 1997.           $1,696,272     $1,277,413

First Deed of Trust on 33
acres of land in Tempe,
Arizona.                               16%       Paid in full in 1996.                 -         2,272,402

First Deed of Trust on 21.4
acres of land in Tempe,
Arizona.                               16%       Paid in full in 1996.                 -           498,000

Other receivables consisting
primarily of sales
commission advances and
home closing proceeds due
from title companies.                   -                        -                  927,230           -
                                                                                -----------    -----------
                                                                                 $2,623,502     $4,047,815

(1) Principal payments on real estate loans were $3,710,000 in 1996, and loan draws were $1,358,457 in 1996.
(2)      Loan was current at December 31, 1996.

NOTE 5 -  REAL ESTATE UNDER DEVELOPMENT

       The components of real estate under development at December 31, 1996 are as follows:

            Homes in production .....................   $22,839,500
            Finished lots and lots under development     13,151,642
                                                        -----------

                                                        $35,991,142
                                                        ===========

NOTE 6 - RESIDUAL INTERESTS

       The Company owns residual interests in collateralized mortgage obligations (CMOs) and in mortgage participation certificates (MPCs) (collectively residual interests). The residual interests are accounted for using the prospective net level yield method, in which the interest is recorded at cost and amortized over the life of the related CMO or MPC issuance.

       The projected yield and estimated fair value of the Company's residual interests are based on prepayment, interest rate and fair value assumptions. There will be differences, which may be material, between the projected yield and the actual yield and the fair value of the residual interests may change significantly over time.

       At December 31, 1996, the estimated prospective net level yield of the Company's residual interests, in the aggregate, is 29% without early redemptions or terminations being considered and 121% if early redemptions or terminations are considered. Based on discussions with brokers and investors who trade residual interests, Management believes that the estimated fair value of the Company's residual interests, in the aggregate, is approximately $7,000,000 at December 31, 1996 ($5,500,000 at December 31, 1995). This estimated fair value is based on prevailing market interest rates at December 31, 1996. Should interest rates increase in the future, the fair value amount could decrease significantly.

       Interests In Residual Interest Certificates

       The Company owns residual interest certificates representing the residual interests in five series of CMOs secured by fixed interest rate mortgage certificates and cash funds held by trustee. The classes of CMOs have either fixed interest rates or interest rates that are determined monthly based on the London Interbank Offered Rates (LIBOR) for one month Eurodollar deposits, subject to specified maximum interest rates.

       Each series of CMOs consists of several serially maturing classes collateralized by mortgage certificates. Generally, principal payments received on the mortgage certificates, including prepayments on such mortgage certificates, are applied to principal payments on the classes of CMOs in accordance with the respective indentures. Scheduled payments of principal and interest on the mortgage certificates securing each series of CMOs and reinvestment earnings thereon are intended to be sufficient to make timely payments of interest on such series and to retire each class of such series by its stated maturity.

       The residual interest certificates entitle the Company to receive the excess, if any, of payments received from the pledged mortgage certificates together with reinvestment income thereon over amounts required to make debt service payments on the related CMOs and to pay related administrative expenses of the real estate mortgage investment conduits ("REMICs"). The Company also has the right, under certain conditions, to cause an early redemption of the CMOs, in which the mortgage certificates are sold at the then current market price and the CMOs repaid at par value, with any excess cash flowing to the Company. Generally, the remaining outstanding CMO balance must be less than 10% of the original balance before early redemption can take place.

       Interests In Mortgage Participation Certificates

       The Company owns residual interests in REMICs with respect to three separate series of Mortgage Participation Certificates (MPCs). These residual interests entitle the Company to receive its proportionate share of the excess, if any, of payments received from the fixed rate mortgage certificates underlying the MPCs over principal and interest required to be passed through to the holders of such MPCs. The Company is not entitled to reinvestment income earned on the underlying mortgage certificates, is not required to pay related administrative expenses and does not have the right to elect early termination of any of the MPC classes. The classes of the MPCs either have fixed interest rates or interest rates that are determined monthly based on LIBOR or based on the Monthly Weighted Average Cost of Funds Index (COFI) for Eleventh District Savings Institutions as published by the Federal Home Loan Bank of San Francisco, subject to specified maximum interest rates. At December 31, 1996, LIBOR was 5.35% and COFI was 4.84%.

       The following summarizes the Company's investment in residual interests at December 31, 1996 and 1995.

    Series                         Type of                  Company's Amortized Costs          Company's Percentage
    ------                       Investments                 1996              1995                 Ownership
                                 -----------                 ----              ----                 ---------
Westam 1               Residual Interest Certificate     $  386,192          $  702,918              100.00%
Westam 3               Residual Interest Certificate         24,495              29,923              100.00%
Westam 5               Residual Interest Certificate        157,385             204,033              100.00%
Westam 6               Residual Interest Certificate          1,845              11,731              100.00%
ASW 65                 Residual Interest Certificate      1,996,601           2,520,574              100.00%
FHLMC 17               Interest in MPCs                      93,112             140,035              100.00%
FNMA 1988-24           Interest in MPCs                     762,510           1,220,418               20.20%
FNMA 1988-25           Interest in MPCs                     486,950             627,533               45.07%
                                                            -------             -------

                                                         $3,909,090          $5,457,165
                                                         ==========          ==========

NOTE 7 - NOTES PAYABLE

       In December 1996, Monterey consolidated its outstanding construction, acquisition and development ("A&D") and term loan notes to various banks into a single revolving credit agreement. The components of this loan are (i) a revolving $20,000,000 line of credit to finance construction, (ii) a revolving $20,000,000 guidance line facility to finance acquisition and development, and
(iii) a $6,052,000 term loan to refinance an existing note. Both the construction and A&D lines of credit are secured by first deeds of trust on land. The term loan is cross-collateralized with the credit facility and is secured by cash and short-term investments.

             Notes payable consist of the following at December 31:

                                                                                          1996                1995
                                                                                          ----                ----
     Construction line of credit to bank, interest payable monthly approximating prime (8.25% at December 31, 1996) plus .25%,  payable at the earlier of close of escrow, maturity date of
        individual homes within the line or June 19, 2000....................          $7,251,958                N/A
     Guidance line of credit to bank for acquisition and
        development  interest  payable  monthly  approximating  prime  plus .5%, payable  at the  earlier  of  funding  of  construction  financing,  the maturity date of individual within the line or June
        19, 2000.............................................................           9,628,993                N/A
     Short-term credit facility to bank maturing in August
        1997, annual interest of prime plus .5%,  principal payments of $500,000 plus interest payable monthly with remaining principal and interest
        payable at maturity date.............................................           5,552,500                N/A
     Senior subordinated notes payable, maturing October
        15,  2001,  annual  interest of 13%,  payable  semi-annually,  principal payable at  maturity  date with a put to the  Company at June 30,  1998, unsecured
        8,000,000............................................................           8,000,000                N/A
     Notes payable to institutional investment group,
        secured  by  residual  interests  and by funds held by  Trustee,  annual interest of 7.81%. Note balance paid in full May 15, 1996,  resulting in extraordinary loss of approximately  $149,000 from prepayment  penalties and the write-off of
        unamortized debt costs...............................................                   0         $7,818,824
Other........................................................................             108,825                N/A
                                                                                      -----------         ----------
     Total...................................................................         $30,542,276         $7,818,824
                                                                                      ===========         ==========

       The principal payment requirements on notes payable, as of December 31, 1996 are as follows:


                                                             Year ending
                                                             December 31,
                                                             ------------
     1997 ..................................................  $15,653,873
     1998 ..................................................    6,888,403
     1999 ..................................................         --
     2000 ..................................................         --
     2001 and thereafter ...................................    8,000,000
                                                              -----------
                                                              $30,542,276


         A provision of the senior subordinated bond indenture provides the bondholders with the option, at June 30, 1998, to require the Company to buy back the bonds at 101% of face value. Also, approximately $2,800,000 of the bonds are held by the Co-Chief Executive Officers of the Company.

NOTE 8 - STOCK OPTIONS

       At December 31, 1996, the Company has one stock based compensation plan which is described below. The per share weighted average fair value of stock options granted during 1996 and 1995 was $1.63 on the date of grant using the Black Scholes pricing model with the following weighted average assumptions; expected dividend yield 1.40%, risk-free interest rate of 5.85% and an expected life of five years. The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. No compensation cost has been recognized for its stock based compensation plan (which is a fixed stock option plan). Had compensation cost for the Company's stock based compensation plan been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                     1996          1995
                                                     ----          ----

     Net income (loss)             As reported     $147,488     $1,097,125
                                   Pro forma      ($151,345)      $988,458

     Earnings (loss) per share     As reported         $.04           $.34
                                   Pro forma          ($.05)          $.30


       The Company's Stock Option Plan is administered by the Board of Directors. The plan provides for qualified stock options which may be granted to key personnel of the Company and non-qualified stock options which may be granted to the Directors and key personnel of the Company. The purpose of the plan is to provide a means of performance-based compensation in order to attract and retain qualified personnel whose job performance affects the Company.

       Options to acquire a maximum (excluding dividend equivalent rights) of 145,833 shares of the Company's common stock may be granted under the plan. The exercise price may not be less than the fair market value of the common stock at the date of grant. The options expire ten years after date of grant.

       At December 31, 1996, 148,498 options, including dividend equivalent rights, were exercisable at effective exercise prices ranging from $3.63 per share to $13.32 per share. At December 31, 1996 and 1995, 119 common shares were available for future grants.

       Optionholders also receive, at no additional cost, dividend equivalent rights (DER's) which entitle them to receive, upon exercise of the options, additional shares calculated based on the dividends declared during the period from the grant date to the exercise date. At December 31, 1996 and 1995 accounts payable and accrued liabilities in the accompanying consolidated balance sheets, include approximately $850,000 related to the Company's granting of dividend equivalent rights. This liability will remain in the accompanying consolidated balance sheets until the options to which the dividend equivalent rights relate are exercised, canceled or expire.

         Under the plan, an exercising optionholder also has the right to require the Company to purchase some or all of the optionholder's shares of the Company's common stock. That redemption right is exercisable by the optionholder only with respect to shares (including the related dividend equivalent rights) that the optionholder has acquired by exercise of an option under the Plan. Furthermore, the optionholder can only exercise his redemption rights within six months from the last to expire of (i) the two year period commencing with the grant date of an option, (ii) the one year period commencing with the exercise date of an option, or (iii) any restriction period on the optionholder's transfer of the shares of common stock he acquires through exercise of his option. The price for any shares repurchased as a result of an optionholder's exercise of his redemption right is the lesser of the book value of those shares at the time of redemption or the fair market value of the shares on the original date the options were exercised.

         The following  summarizes  stock option activity under the Stock Option
Plan:


For the Year ended December 31,                        1996       1995     1994
-------------------------------                        ----       ----     ----

Options granted                                         --       24,667     --
Exercise price per share of options granted             --      $  4.50     --
DER's granted                                          1,249      2,909    2,593
Options cancelled (including DER's)                     --       11,424     --
Options exercised (including DER's)                     --         --       --

At December 31,                                                   1996     1995
---------------                                                   ----     ----

Options outstanding                                              95,256   95,256
DER's outstanding                                                54,385   53,136
                                                                 ------   ------

Total options and DER's outstanding                             149,641  148,392
                                                                =======  =======

       In addition to the above referenced options, in December 1995, in connection with the renegotiation of the prior Chief Executive Officer's Employment Agreement, the Company replaced his annual salary of $250,000 plus bonus with 250,000 non-qualified stock options which become fully vested at December 21, 1997. The exercise price of the options is $4.50 per share which was equal to the closing market price of the common stock on grant date. The options will expire in December 2000.

       At the 1997 Annual Meeting of Stockholders to be held in the third quarter of 1997, a new stock option plan will be submitted for stockholder approval. It is currently anticipated that 225,000 shares of the Company's common stock will be reserved for issuance upon the exercise of stock options granted under the new plan. The plan will be administered by the Compensation Committee of the Board of Directors and will provide for grants of incentive stock options to key employees and non-qualified stock options to Directors and key employees. The purpose of this new plan is to provide a means of performance-based compensation in order to attract and retain key personnel whose job performance affects the Company.

NOTE 9 - LEASES

       The Company leases office facilities, model homes and equipment under various operating lease agreements.

       The following is a schedule of approximate future minimum lease payments for noncancellable operating leases as of December 31, 1996:



                                                           Year Ending
                                                           December 31,
                                                           ------------

     1997.................................................    $937,981
     1998.................................................     363,927
     1999.................................................     201,907
     Thereafter...........................................           0
                                                            ----------

                                                            $1,503,815
                                                            ==========


       Rental expense was $22,639 and $21,780 for the years ended December 31, 1995 and 1996, respectively.

NOTE 10 - HOMEPLEX / MONTEREY MERGER

       On December 23, 1996, the stockholders of Homeplex Mortgage Investments Corporation, now known as Monterey Homes Corporation (the "Company"), approved the Merger (the "Merger") of Monterey Homes Construction II, Inc. and Monterey Homes Arizona II, Inc., both Arizona corporations (collectively, the "Monterey Entities" or "Monterey"), with and into the Company. The Merger was effective on December 31, 1996, and the Company will focus on homebuilding as its primary business. Also, ongoing operations of the Company will be managed by the two previous stockholders of Monterey, who at the time of the Merger, became Co-Chief Executive Officers with one serving as Chairman and the other as President. At consummation of the Merger, 1,288,726 new shares of common stock, $.01 par value per share, were issued equally to the Co-Chief Executive Officers.

       Monterey, in connection with an $8,000,000 subordinated debt private placement that occurred during October 1994, issued warrants to the bondholders to purchase approximately 16.48% of Monterey.

Accordingly, of the 1,288,726 shares issued in the Merger, 212,398 are held by the Company on behalf of the Co-Chief Executive Officers, to be delivered to the warrantholders upon payment of the warrant exercise price to the Co-Chief
Executive Officers. Upon expiration of the warrants, any of the remaining 212,398 will be delivered to the Co-Chief Executive Officers.

       In addition, up to 266,667 shares of contingent stock will be issued equally to the Co-Chief Executive Officers provided that certain stock trading price thresholds are met and that the Officer is still an employee of the Company at the time of issuance. The price thresholds are $5.25, $7.50 and $10.50 for dates after the first, second and third anniversaries of the Merger, respectively, and the prices must be maintained for 20 consecutive trading days. The number of contingent shares issued would be 44,943, 88,888 and 88,889, respectively. Included in the above mentioned 266,667 contingent shares are 43,947 shares (approximately 16.48%) issuable to the Company's warrantholders, upon exercise of the warrants. Such shares are not subject to meeting certain stock trading price thresholds or employment of the Co-Chief Executive Officers. Upon expiration of unexercised warrants, any of the remaining 43,947 contingent shares will be issued to the Co-Chief Executive Officers.

       The total consideration paid by the Company for the net assets of Monterey Homes was $9,323,353. This amount included 1,288,726 shares of the Company's common stock valued at $8,544,256 and $779,097 of transaction costs. The purchase method of accounting was used by the Company, and the purchase price was allocated among the Monterey net assets based on their estimated fair market value at the date of acquisition, resulting in goodwill of $1,763,488 which will be amortized over 20 years.

       The following unaudited pro forma information presents a summary of consolidated results of operations of the Company as if the Merger had occurred at January 1, 1995, with pro forma adjustments together with related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would actually have resulted had the combination been in effect on the date indicated.


                                                            Years ended
                                                            December 31,
                                                            (Unaudited)
                                                           1996     1995
                                                           ----     ----
     Total revenues..................................... $89,990  $75,195
     Net income......................................... $ 6,120  $ 6,210
     Net earnings per common share...................... $  1.27  $  1.28


NOTE 11 - INCOME TAXES

       Current income tax expense for the year ended December 31, 1996 was $26,562 and was attributed to federal estimated tax of $18,700 and state estimated tax of $7,862. No current income tax was recorded in 1995 and deferred income tax was -0- in 1996 and 1995.

       Deferred Tax Assets

       The net deferred tax asset at December 31, 1996 was recorded as part of the Homeplex/Monterey Merger purchase accounting (Note 10).

       Deferred tax assets have been recorded in the December 31, 1996 consolidated balance sheet due to temporary differences and carryforwards as follows:



     Net operating loss carryforward.....................       $21,200,000
     Residual interests basis differences................         2,100,000
     Real estate basis differences.......................           400,000
     Debt issuance costs.................................           266,000
     Other...............................................            85,000
                                                                -----------

                                                                 24,051,000

     Valuation Allowance.................................      (17,268,000)
                                                                -----------

     Deferred tax liabilities............................                 0
                                                                -----------

            Net Deferred Tax Asset.......................       $ 6,783,000
                                                                ===========

         Management of the Company believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax asset.

         Carryforwards

         For federal and state income tax purposes, at December 31, 1996 the Company had a net operating loss carryforward of approximately $53 million that expires beginning in 2007.

NOTE 12 - CONTINGENCIES

         The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the Company's financial statements taken as a whole.

NOTE 13 - QUARTERLY FINANCIAL DATA (Unaudited)



                     (In Thousands Except Per Share Amount)

                                                            Net                   Net Income
                                     Revenue           Income (Loss)           (Loss) Per Share
                                     -------           -------------           ----------------
1996
----

First...........................  $     635               $   84                  $   .03
Second (1)......................        636                  148                      .04
Third...........................        530                  314                      .09
Fourth..........................        443                (399)                    (.12)

1995
----

First...........................  $   1,103                $ 462                  $  .15
Second..........................      1,078                  335                     .10
Third...........................        707                   58                     .02
Fourth..........................        677                  242                     .07

(1) Net income in the second quarter of 1996 includes an extraordinary charge of $148,000, or $.05 per share, to record the result of early extinguishment of debt.


               [End of Notes to Consolidated Financial Statements]

                   MONTEREY HOMES CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                              (Unaudited)
                                                               March 31,     December 31,
                                                                 1997            1996
                                                                 ----            ----
ASSETS
Cash and cash equivalents                                    $  6,964,580    $ 15,567,918
Short-term investments                                            319,732       4,696,495
Real estate loans and other receivables                         2,304,066       2,623,502
Real estate under development (Note 2 & 4)                     46,003,850      35,991,142
Option deposits                                                 1,690,991         546,000
Residual interests                                              3,817,410       3,909,090
Other assets                                                      804,811         940,095
Deferred tax asset                                              6,783,000       6,783,000
Goodwill (Note 5)                                               1,741,444       1,763,488
                                                             ------------    ------------
                                                             $ 70,429,884    $ 72,820,730
                                                             ============    ============

LIABILITIES
Accounts payable and accrued liabilities                     $  6,648,167    $ 10,569,872
Home sale deposits                                              6,708,704       4,763,518
Notes payable (Note 3)                                         29,846,248      30,542,276
                                                             ------------    ------------

            Total Liabilities                                  43,023,119      45,875,666
                                                             ------------    ------------

STOCKHOLDERS' EQUITY (Note 5)
 Common stock, par value $.01 per share; 50,000,000 shares
     authorized; issued and outstanding - 4,580,611 shares         45,806          45,806
Additional paid-in capital                                     92,817,021      92,643,658
Accumulated deficit                                           (65,045,779)    (65,334,117)
Treasury stock - 53,046 shares                                   (410,283)       (410,283)
                                                             ------------    ------------

            Total Stockholders' Equity                         27,406,765      26,945,064
                                                             ------------    ------------
                                                             $ 70,429,884    $ 72,820,730
                                                             ============    ============

          See accompanying notes to consolidated financial statements.

                   MONTEREY HOMES CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                                   (Unaudited)

                                                           Three Months Ended March 31,
                                                                1997           1996
                                                                ----           ----
REVENUES
Home sales (Notes 1 and 5) ..............................   $12,572,837          --
Residential interest and real estate loan interest income       359,294   $   438,082
Other income ............................................       175,316       196,613
                                                            -----------   -----------
                                                             13,107,447       634,695

COSTS AND EXPENSES
Cost of home sales (Notes 1 and 5) ......................    10,946,502          --
Commissions and other sales costs (Notes 1 and 5) .......       755,048          --
General, administrative and other .......................     1,091,686       388,073
Interest ................................................          --         162,289
                                                            -----------   -----------
                                                             12,793,236       550,362
                                                            -----------   -----------

Income before income tax expense ........................       314,211        84,333
Income tax expense ......................................        25,873          --
                                                            -----------   -----------

         Net income .....................................   $   288,338   $    84,333
                                                            ===========   ===========

Earnings per share ......................................   $      0.06   $      0.03
                                                            ===========   ===========

Weighted average common shares outstanding ..............     4,671,173     3,273,118

           See accompanying notes to consolidated financial statements

                   MONTEREY HOMES CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                   Three Months Ended March 31, 1997 and 1996

                                                               1997            1996
                                                               ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES

Net income                                                 $    288,338    $     84,333
Adjustments to reconcile net income to net cash provided
      by (used in) operating activities:
Increase in real estate under development                   (10,012,708)           --
Depreciation and amortization                                   195,407          19,300
Amortization of residual interest                                91,680         472,388
Increase in other assets                                       (895,999)       (179,023)
Decrease in accounts payable and accrued liabilities         (1,962,189)        (94,385)
                                                           ------------    ------------

Net cash provided by (used in) operating activities         (12,295,471)        302,613
                                                           ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES

Principal payments received on real estate loans                384,000         498,330
Real estate loans funded                                       (178,272)        (50,000)
(Increase) decrease in short-term investments                 4,376,763        (113,040)
Decrease in funds held by Trustee                                  --           388,813
                                                           ------------    ------------

Net cash provided by investing activities                     4,582,491         724,103
                                                           ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES

Borrowings                                                    4,797,651            --
Repayment of borrowings                                      (5,493,679)       (991,000)
Distributions to stockholders                                  (194,330)       (291,496)
                                                           ------------    ------------

Net cash used in financing activities                          (890,358)     (1,282,496)
                                                           ------------    ------------

Net decrease in cash and cash equivalents                    (8,603,338)       (255,780)

Cash and cash equivalents at beginning of period             15,567,918       3,347,243
                                                           ------------    ------------

Cash and cash equivalents at end of period                 $  6,964,580    $  3,091,463
                                                           ============    ============

          See accompanying notes to consolidated financial statements.

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

         Monterey Homes Corporation (previously Homeplex Mortgage Investments Corporation), the Company, commenced operations in July 1988. Prior to the Merger (see Note 5), the Company's main line of business was investing in mortgage certificates securing collateralized mortgage obligations (CMOs), interests relating to mortgage participation certificates (MPCs) (collectively residual interests) and loans secured by real estate.

         Since January 1, 1997, the operation of the Company has focused on homebuilding, and the combined entities intend to continue with Monterey Homes' building operations as its main line of business. These operations are currently conducted primarily in the Phoenix, Scottsdale and Tucson, Arizona markets.

         Basis of Presentation

         The consolidated financial statements include the accounts of Monterey Homes Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to be consistent with current financial statement presentation. In the opinion of Management, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the Company's financial position and results of operations for the periods presented. The results of operations for any interim period are not necessarily indicative of results to be expected for a full fiscal year.

         Upon consummation of the Merger a one-for-three reverse stock split of the Company's issued and outstanding common stock, $.01 par value per share, was effected. Except as otherwise indicated, the share information contained herein reflects the one-for-three reverse stock split.

NOTE 2 - REAL ESTATE UNDER DEVELOPMENT

         The components of real estate under development at March 31, 1997 and December 31, 1996 are as follows:


                                                 (Unaudited)
                                               March 31, 1997  December 31, 1996
                                               --------------  -----------------
Homes in production ...........................  $25,245,383     $22,839,500
Finished lots and lots under development .......  20,758,467      13,151,642
                                                  -----------    -----------
                                                 $46,003,850     $35,991,142
                                                 ===========     ===========

NOTE 3 - NOTES PAYABLE

         Notes payable consist of the following at March 31, 1997 and December 31, 1996:

                                                                                 (Unaudited)
                                                                                March 31, 1997           December 31, 1996
                                                                                --------------           -----------------
Construction  line of credit to bank,  interest  payable  monthly  approximating prime (8.5% at March 31, 1997) plus .25%,  payable at the earlier of close of escrow or maturity date of individual homes within the
   line or June 19, 2000                                                          $10,458,076                 $7,251,958
Guidance line of credit to bank for acquisition and
   development,  interest payable monthly  approximating prime plus .5%, payable at the earlier of funding of  construction  financing,  the maturity  date of individual
   projects within the line or June 19, 2000                                        7,276,638                  9,628,993
Short-term credit facility to bank maturing in August 1997,
   annual  interest  of prime plus .5%,  principal  payments  of  $500,000  plus interest payable monthly with remaining
   principal and interest payable at maturity date                                  4,052,500                  5,552,500
Senior subordinated notes payable, maturing October 15,
   2001, annual interest of 13%, payable semi-annually,
   principal payable at maturity date with a put to the
   Company at June 30, 1998, unsecured                                              8,000,000                  8,000,000
Other                                                                                  59,034                    108,825
                                                                                  -----------                 ----------
Total                                                                             $29,846,248                $30,542,276
                                                                                  ===========                ===========

   A provision of the senior subordinated bond indenture provides the bondholders with the option, at June 30, 1998, to require the Company to buy back the bonds at 101% of face value. Approximately $2,800,000 of the bonds are held equally by the Co-Chief Executive Officers of the Company.

NOTE 4 - CAPITALIZED INTEREST

   The Company capitalizes interest costs incurred on homes in production and lots under development. This capitalized interest is allocated to unsold lots, and included in cost of home sales in the accompanying statements of earnings when the units are delivered. The following tables summarize interest capitalized and interest expensed (dollars in thousands):

                                                         Quarter ended March 31,
                                                            1997         1996
                                                            ----         ----
Beginning unamortized capitalized interest                 $ --         $ N/A
Interest                                                     692          N/A
Amortized - cost of home sale                                (93)         N/A
                                                           -----        ------

Ending unamortized capitalized interest                    $ 599          N/A
                                                           =====        ======

Interest incurred                                          $ 692        $  162
Interest capitalized                                         692          N/A
                                                           -----        ------
Interest expensed                                          $ --         $  162
                                                           =====        ======


         Had the Merger not occurred, interest capitalized by the Monterey Entities would have been $692,000 and $832,000 for the three months ended March 31, 1997 and 1996, respectively. Interest amortized through cost of home sales would have been $532,000 and $430,000 for the same periods, respectively.

NOTE 5 - HOMEPLEX / MONTEREY MERGER

         On December 23, 1996, the stockholders of Homeplex Mortgage Investments Corporation, now known as Monterey Homes Corporation (the "Company"), approved the Merger (the "Merger") of Monterey Homes Construction II, Inc. and Monterey Homes Arizona II, Inc., both Arizona corporations (collectively, the "Monterey Entities" or "Monterey"), with and into the Company. The Merger was effective on December 31, 1996, and the Company will focus on homebuilding as its primary business. Also, ongoing operations of the Company will be managed by the two previous stockholders of Monterey, who at the time of the Merger, became Co-Chief Executive Officers with one serving as Chairman and the other as President. At consummation of the Merger, 1,288,726 new shares of common stock, $.01 par value per share, were issued equally to the Co-Chief Executive Officers.

         Monterey, in connection with an $8,000,000 subordinated debt private placement that occurred during October 1994, issued warrants to the bondholders to purchase approximately 16.48% of Monterey. Accordingly, of the 1,288,726 shares issued in the Merger, 212,398 are held by the Company on behalf of the Co-Chief Executive Officers, to be delivered to the warrantholders upon payment of the warrant exercise price to the Co-Chief Executive Officers. Upon expiration of the warrants, any of the remaining 212,398 will be delivered to the Co-Chief Executive Officers.

         In addition, up to 266,667 shares of contingent stock will be issued equally to the Co-Chief Executive Officers provided that certain stock trading price thresholds are met and that the Officer is still an employee of the Company at the time of issuance. The price thresholds are $5.25, $7.50 and $10.50 for dates after the first, second and third anniversaries of the Merger, respectively, and the prices must be maintained for 20 consecutive trading days. The number of contingent shares issued would be 44,943, 88,888 and 88,889, respectively. Included in the above mentioned 266,667 contingent shares are 43,947 shares (approximately 16.48%) issuable to the Company's warrantholders, upon exercise of the warrants. Such shares are not subject to meeting certain stock trading price thresholds or employment of the Co-Chief

Executive Officers. Upon expiration of unexercised warrants, any of the remaining 43,947 contingent shares will be issued to the Co-Chief Executive Officers.

         The total consideration paid by the Company for the net assets of Monterey Homes was $9,323,353. This amount included 1,288,726 shares of the Company's common stock valued at $8,544,256 and $779,097 of transaction costs. The purchase method of accounting was used by the Company, and the purchase price was allocated among the Monterey net assets based on their estimated fair market value at the date of acquisition, resulting in goodwill of $1,763,488 which will be amortized over 20 years.

         The following unaudited pro forma information presents a summary of consolidated results of operations of the Company as if the Merger had occurred at January 1, 1996, with pro forma adjustments together with related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would actually have resulted had the combination been in effect on the date indicated.


                                                           Three Months
                                                          ended March 31,
                                                     1997                1996
                                                 -----------         -----------
Total revenues                                   $13,107,447         $15,405,525
Net income                                           288,338             268,393
Net earnings per share                           $       .06         $       .06


NOTE 6 - INCOME TAXES

         Deferred tax assets of approximately $6.8 million have been recorded in the March 31,1997 and December 31, 1996 balance sheet due to temporary differences and carryforwards. For federal and state income tax purposes at March 31, 1997 and at December 31, 1996, the Company had a net operating loss carryforward of approximately $53 million that expires beginning in 2007.

         Income tax expense for the three months ended March 31, 1997 was $25,873. No income tax was recorded in the first quarter of 1996, due to the Company's status as a real estate investment trust in that year.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under the provisions of the Maryland General Corporation Law, a corporation's articles may, with certain exceptions, include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders for money damages, but may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its stockholders to the extent that (i) it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property, or services actually received; or (ii) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company's charter contains a provision limiting the personal liability of officers and directors to the Company and its stockholders to the fullest extent permitted under Maryland law.

         In addition, the provisions of the Maryland General Corporation Law permit a corporation to indemnify its present and former directors and officers, among others, against liability incurred, unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) the director or officer actually received an improper personal benefit in money, property, or services, or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. The Company's charter provides that it will indemnify its directors, officers, and others so designated by the Board of Directors to the full extent allowed under Maryland law.

         Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 21.        EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

Exhibit
Number            Description                                                        Page or Method of Filing
------            -----------                                                        ------------------------
2                 Agreement and Plan of Reorganization, dated                        Previously filed
                  as of September 13, 1996, by and among Homeplex,  the Monterey
                  Merging Companies and the Monterey Stockholders.

3.1               Amended and Restated Articles of                                   Incorporated by reference to
                  Incorporation of the Company                                       Exhibit 3(a) of the Registration
                                                                                     Statement on Form S-11 No.
                                                                                     33-22092 ("S-11 #33-22092")

3.2               Articles of Merger                                                 Incorporated by reference to
                                                                                     Exhibit 3.2 to the Form 10-K for
                                                                                     the year ended December 31, 1996.

3.3               Bylaws of the Company                                              Incorporated by reference to
                                                                                     Exhibit 3(b) to the Form 10-Q
                                                                                     for the quarter ended June 30,
                                                                                     1995.

3.4               Amendment to the Bylaws                                            Incorporated by reference to
                                                                                     Exhibit 3.4 to the Form 10-K for
                                                                                     the year ended December 31, 1996.

4.1               Specimen of Common Stock Certificate                               Incorporated by reference to
                                                                                     Exhibit 4 to the Form 10-K for
                                                                                     the year ended December 31, 1996.

4.2               Warrant Agreement dated as of October 17,                          Filed herewith
                  1994 among Monterey and the Warrant Agent

4.3               Assumption Agreement dated as of December 31,                      Filed herewith
                  1996 modifying the Warrant Agreement
                  in certain respects, and relating to the assumption
                  of the Warrant Agreement by the Company and
                  certain other matters

4.4               Specimen Warrant Certificate                                       Filed herewith

5.1               Opinion of Hughes & Luce, L.L.P. re: Legality                      Previously filed

5.2               Opinion of Hughes & Luce, L.L.P. re Certain
                  Tax Matters                                                        Previously filed

10.1              Subcontract Agreement between Homeplex                             Incorporated by reference
                  and American Southwest Financial Services,                         to Exhibit 10(b) of S-11
                  Inc.                                                               #33-22092.

10.2              Form of Master Servicing Agreement                                 Incorporated by reference
                                                                                     to Exhibit 10(c) of S-11
                                                                                     #33-22092.

10.3              Form of Servicing Agreement                                        Incorporated by reference
                                                                                     to Exhibit 10(d) of S-11
                                                                                     #33-22092.

10.4              Indenture dated October 17, 1994, as                               Previously filed
                  amended, relating to 13% Senior Subordinated
                  Notes Due 2001

10.5              Master Revolving Line of Credit by and                             Incorporated by reference to
                  between Norwest Bank Arizona, N.A. and the                         Exhibit 10.5 to the Form 10-K for
                  Company                                                            the year ended December 31, 1996.

10.6              Revolving Model Home Lease Back                                    Incorporated by reference to
                  Agreement between AMHM-1, L.P. and the                             Exhibit 10.6 to the Form 10-K for
                  Company                                                            the year ended December 31, 1996.

10.7              Stock Option Plan*                                                 Incorporated by reference
                                                                                     to Exhibit 10(d) of Form
                                                                                     10-K for the fiscal year
                                                                                     ended December 31, 1995
                                                                                     ("1995 Form 10-K").

10.8              Amendment to Stock Option Plan*                                    Incorporated by reference
                                                                                     to Exhibit 10(e) of
                                                                                     the 1995 Form 10-K.

10.9              Amendment to Stock Option Plan dated as of                         Filed herewith
                  December 31, 1996*


10.10             Monterey Homes Corporation Stock                                   Incorporated by reference to
                  Option Plan *+                                                     Exhibit 10.9 to the Form 10-K for
                                                                                     the year ended December 31, 1996.

10.11             Employment Agreement between the                                   Incorporated by reference to
                  Company and William W. Cleverly*                                   Exhibit 10.10 to the Form 10-K
                                                                                     for the year ended December 31,
                                                                                     1996.

10.12             Employment Agreement between the                                   Incorporated by reference to
                  Company and Steven J. Hilton*                                      Exhibit 10.11 to the Form 10-K
                                                                                     for the year ended December 31,
                                                                                     1996.

10.13             Stock Option Agreement between the                                 Incorporated by reference to
                  Company and William W. Cleverly*                                   Exhibit 10.12 to the Form 10-K
                                                                                     for the year ended December 31,
                                                                                     1996.

10.14             Stock Option Agreement between the                                 Incorporated by reference to
                  Company and Steven J. Hilton*                                      Exhibit 10.13 to the Form 10-K
                                                                                     for the year ended December 31,
                                                                                     1996.

10.15             Registration Rights Agreement between the                          Incorporated by reference to
                  Company and William W. Cleverly*                                   Exhibit 10.14 to the Form 10-K
                                                                                     for the year ended December 31,
                                                                                     1996.

10.16             Registration Rights Agreement between the                          Incorporated by reference to
                  Company and Steven J. Hilton*                                      Exhibit 10.15 to the Form 10-K
                                                                                     for the year ended December 31,
                                                                                     1996.

10.17             Escrow and Contingent Stock Agreement                              Incorporated by reference to
                                                                                     Exhibit 10.16 to the Form 10-K
                                                                                     for the year ended December 31,
                                                                                     1996.

10.18             Amended and Restated Employment                                    Incorporated by reference to
                  Agreement and Addendum between the                                 Exhibit 10(g) of the 1995
                  Company and Alan D. Hamberlin*                                     Form 10-K.

10.19             Stock Option Agreement between the                                 Incorporated by reference to
                  Company and Alan D. Hamberlin*                                     Exhibit 10(h) of the 1995
                                                                                     Form 10-K

10.20             Agreement of Purchase and Sale of Assets                           Incorporated by reference to the
                  by and among the Company, Legacy Homes,                            Company's Form 8-K/A dated
                  Ltd., Legacy Enterprises, Inc., and John Landon                    May 29, 1997
                  and Eleanor Landon, dated May 29, 1997

21                List of Subsidiaries                                               Previously filed

23.1              Consent of KPMG Peat Marwick LLP                                   Filed herewith

23.2              Consent of Ernst & Young LLP                                       Filed herewith

23.3              Consent of Hughes & Luce, L.L.P.                                   Included in Exhibits 5.1 and 5.2

24                Powers of Attorney                                                 See signature page

---------------------

*    Indicates a management contract or compensation plan.
+ To be submitted for stockholder approval at the 1997 Annual Meeting of Stockholders to be held on or about September 25, 1997.

ITEM 22.        UNDERTAKINGS

       (a)     The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (b)  Insofar  as  indemnification   for  liabilities  arising  under  the
Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

       (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on June 19, 1997.

                                        MONTEREY HOMES CORPORATION

                                        By:  /s/ William W. Cleverly
                                           -------------------------------------
                                             William W. Cleverly
                                             Chairman of the Board and
                                             Co-Chief Executive Officer

                                POWER OF ATTORNEY

       KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William W. Cleverly, Steven J. Hilton and Larry
W. Seay, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                          Title                               Date
---------                          -----                               ----


/s/ William W. Cleverly   Chairman of the Board and Co-            June 19, 1997
-----------------------   Chief Executive Officer (Co-
William W. Cleverly       Principal Executive Officer)
                          and Director

/s/ Steven J. Hilton      President and Co-Chief                   June 19, 1997
-----------------------   Executive Officer (Co-Principal
Steven J. Hilton          Executive Officer) and Director

Signature                          Title                               Date
---------                          -----                               ----

/s/ Larry W. Seay         Vice President - Finance and             June 19, 1997
-----------------------   Chief Financial Officer
Larry W. Seay             (Principal Financial Officer and
                          Principal Accounting Officer)

/s/ Alan D. Hamberlin     Director                                 June 19, 1997
-----------------------
Alan D. Hamberlin

/s/ Robert G. Sarver      Director                                 June 19, 1997
-----------------------
Robert G. Sarver

/s/ C. Timothy White      Director                                 June 19, 1997
-----------------------
C. Timothy White
                                      II-8